                                                            File Number 33-_____

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C.  20549


                                    FORM S-6


             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                     MINNESOTA MUTUAL VARIABLE LIFE ACCOUNT
                     --------------------------------------
                                 (Name of Trust)


                   The Minnesota Mutual Life Insurance Company
                   -------------------------------------------
                                   (Depositor)

            400 Robert Street North, St. Paul, Minnesota  55101-2098
            --------------------------------------------------------
                    (Depositor's Principal Executive Offices)


                               Dennis E. Prohofsky
                  Vice President, General Counsel and Secretary
                   The Minnesota Mutual Life Insurance Company
                             400 Robert Street North
                         St. Paul, Minnesota  55101-2098
                         -------------------------------
                               (Agent for Service)


                                    Copy to:
                              J. Sumner Jones, Esq.
                              Jones & Blouch L.L.P.
                       1025 Thomas Jefferson Street, N.W.
                             Washington, D.C.  20007


Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, Registrant hereby elects to register an indefinite amount of its Variable Adjustable Life Second Death Insurance Policies under the Securities Act of 1933. The amount of the filing fee is $500.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                MINNESOTA MUTUAL
                              VARIABLE LIFE ACCOUNT

                                       OF

                   THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY

                            CROSS REFERENCE TO ITEMS
                             REQUIRED BY FORM N-8B-2

N-8B-2 Item    Caption in Prospectus
-----------    ---------------------

      1.       Cover Page

      2. Cover Page; General Descriptions, The Minnesota Mutual Life Insurance Company, Variable Life Account

      3.       Not Applicable

      4.       Distribution of Policies

      5.       General Descriptions, Variable Life Account

      6.       General Descriptions, Variable Life Account

      7.       Not Applicable

      8.       Not Applicable

      9.       Legal Proceedings

     10. Summary; Detailed Information About the Variable Adjustable Life Insurance Policy; Policy Charges; Voting Rights

     11. Summary; Detailed Information About the Variable Adjustable Life Insurance Policy; General Descriptions, MIMLIC Series Fund, Inc.

     12. Summary; Detailed Information About the Variable Adjustable Life Insurance Policy; General Descriptions, MIMLIC Series Fund, Inc.

     13. Detailed Information About the Variable Adjustable Life Insurance Policy; Policy Charges

     14. Detailed Information About the Variable Adjustable Life Insurance Policy, Adjustable Life Insurance; Applications and Policy Issue

     15. Detailed Information About the Variable Adjustable Life Insurance Policy, Policy Premiums

     16.       Not Applicable

     17. Summary; Detailed Information About the Variable Adjustable Life Insurance Policy

     18.       MIMLIC Series Fund, Inc.

     19.       Voting Rights

     20.       Not Applicable

     21.       Not Applicable

     22.       Not Applicable

     23.       Not Applicable

     24.       Not Applicable

     25.       General Descriptions, The Minnesota Mutual Life Insurance Company

     26.       Not Applicable

     27.       General Descriptions, The Minnesota Mutual Life Insurance Company

     28.       Trustees and Principal Officers of Minnesota Mutual

     29.       General Descriptions, The Minnesota Mutual Life Insurance Company

     30.       Not Applicable

     31.       Not Applicable

     32.       Not Applicable

     33.       Not Applicable

     34.       Not Applicable

     35.       General Descriptions, The Minnesota Mutual Life Insurance Company

     36.       Not Applicable

     37.       Not Applicable

     38.       Distribution of Policies

     39.       Distribution of Policies

     40.       Not Applicable

     41.       Distribution of Policies

     42.       Not Applicable

     43.       Not Applicable

     44. Detailed Information About the Variable Adjustable Life Insurance Policy, Policy Values

     45.       Not Applicable

     46. Detailed Information About the Variable Adjustable Life Insurance Policy, Policy Loans, Surrender

     47.       Not Applicable

     48.       Not Applicable

     49.       Not Applicable

     50.       General Descriptions, Variable Life Account

     51. Summary; Detailed Information About the Variable Adjustable Life Insurance Policy, Policy Charges

     52. Summary; General Descriptions, Variable Life Account; MIMLIC Series Fund, Inc.

     53.       Federal Tax Status

     54.       Not Applicable

     55.       Not Applicable

     56.       Not Applicable

     57.       Not Applicable

     58.       Not Applicable

     59.       Financial Statements

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

This prospectus describes a Variable Adjustable Life Second Death Insurance Policy ("VAL-SD") issued by The Minnesota Mutual Life Insurance Company ("Minnesota Mutual"). It provides life insurance protection payable at the death of the second insured to die ("second death") so long as scheduled premiums are paid. Under some plans of insurance, the face amount of insurance may decrease or terminate during the life of the insureds. The lowest annual base premium allowed for any plan of insurance is $600. The minimum face amount on a Policy is $200,000.

The Policy may be adjusted, within described limits, as to face amount, premium amount and the plan of insurance.

We assess certain charges under the Policy and these are fully described under the heading "Policy Charges" in this prospectus on page 29. The Policy also contains a cancellation right which is fully described under the heading "Free Look" in this prospectus on page 29.

VAL-SD policy values may be invested in a separate account of Minnesota Mutual called the Variable Life Account. Policy values may also be invested in a Minnesota Mutual general account option. The actual cash value of all Policies will vary with the investment experience of these options. The Variable Life Account, through its sub-accounts, invests its assets in shares of MIMLIC Series Fund, Inc. (the "Fund"). The Fund has ten Portfolios which are available to the Variable Life Account. They are: the Growth Portfolio; the Bond Portfolio; the Money Market Portfolio; the Asset Allocation Portfolio; the Mortgage Securities Portfolio; the Index 500 Portfolio; the Capital Appreciation Portfolio; the International Stock Portfolio; the Small Company Portfolio and the Value Stock Portfolio. There is no minimum cash value associated with these variable sub-accounts.

VAL-SD provides two death benefit options: the Cash Option and the Protection Option. The Cash Option provides a guaranteed death benefit equal to the current face amount. Favorable investment returns, if any, will be reflected only in increased actual cash values, unless the policy value exceeds the net single premium for the then current face amount, at which time the death benefit will increase. The Protection Option provides a variable death benefit guaranteed to be at least equal to the current face amount. Favorable investment returns, if any, will be reflected primarily in increased life insurance coverage as well as increased actual cash values. The Protection Option is only available until the policy anniversary nearest the younger insured's age 70. At the policy anniversary nearest the younger insured's age 70, the death benefit option will be changed to the Cash Option.

Replacing existing insurance with a Policy described in this prospectus may not be to your advantage.

THIS PROSPECTUS IS NOT VALID UNLESS ATTACHED TO A CURRENT PROSPECTUS OF MIMLIC SERIES FUND, INC. THIS PROSPECTUS SHOULD BE READ CAREFULLY AND RETAINED FOR FUTURE REFERENCE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Minnesota Mutual Life Insurance Company
400 Robert Street North, St. Paul, Minnesota 55101-2098
(612) 298-3500

Dated:
                                                                      PROSPECTUS

                          VARIABLE ADJUSTABLE LIFE SECOND DEATH INSURANCE POLICY
                                                                       [LOGO]

---------------------------------------------------------------
TABLE OF CONTENTS

                                                              Page
Summary.....................................................     1

Condensed Financial Information.............................     6

General Descriptions........................................     7
    The Minnesota Mutual Life Insurance Company.............     7
    Variable Life Account...................................     7
    MIMLIC Series Fund, Inc.................................     7
    Additions, Deletions or Substitutions...................     8
    Selection of Sub-Accounts...............................     8
    The Guaranteed Principal Account........................     9

Detailed Information about the Variable Adjustable Life
 Insurance Policy
    Adjustable Life Insurance...............................    10
    Policy Adjustments......................................    11
    Applications and Policy Issue...........................    15
    Policy Premiums.........................................    15
    Policy Values...........................................    19
    Death Benefit Options...................................    21
    Variations in Death Benefit.............................    22
    Policy Loans............................................    22
    Surrender...............................................    24
    Free Look...............................................    25
    Conversion..............................................    25
    Policy Exchange.........................................    25
    Policy Charges..........................................    25
    Other Policy Provisions.................................    28

Other Matters
    Federal Tax Status......................................    31
    Trustees and Principal Officers of Minnesota Mutual.....    35
    Voting Rights...........................................    35
    Distribution of Policies................................    36
    Legal Matters...........................................    37
    Legal Proceedings.......................................    37
    Experts.................................................    37
    Registration Statement..................................    37

Special Terms...............................................    38
Financial Statements of The Minnesota Mutual Life Insurance
 Company....................................................
Appendix I- Illustrations of Policy Values, Death Benefits
           and Premiums.....................................    39
Appendix II- Summary of Policy Charges......................    45
Appendix III- Illustration of Death Benefit Calculation.....    50
Appendix IV-Policy Loan Example.............................    51
Appendix V-Example of Sales Load Computation................    52
Appendix VI-Average Annual Returns..........................    53
Appendix VII-S&P 500 Performance History....................    54
Appendix VIII-Range of Return...............................    55

--------------------------------------------------------------------------------
                                                                         SUMMARY

    The following summary is designed to answer certain general questions concerning the Policy and to give you a brief overview of the more significant Policy features. This summary is not comprehensive and is qualified in its entirety by the more specific information contained elsewhere in this prospectus. Reference should be made to the heading "Special Terms" for the definitions of unfamiliar terms.

WHAT IS A VARIABLE ADJUSTABLE LIFE SECOND DEATH INSURANCE POLICY?
    The Variable Adjustable Life Insurance Policy (the "Policy") described in this prospectus combines traditional insurance provisions, flexible administrative procedures and significant and useful market sensitive investment features. First and foremost, the Policy provides a guaranteed death benefit payable at the second death so long as scheduled premiums are paid. In this respect, the Policy is similar to conventional survivorship life policies. In addition, however, the Policy contains adjustment features which give you the flexibility to tailor the Policy to your individual requirements at issue and to adjust the Policy thereafter as your insurance needs change. Policy values are invested at your direction in the several portfolios of MIMLIC Series Fund, Inc. (the "Fund") or in a Minnesota Mutual general account option. Such investment enables you to obtain market rates of return on your investment in the Policy in combination with guaranteed insurance protection.

WHAT IS THE GUARANTEED DEATH BENEFIT?
    We guarantee that the face amount of insurance shown on the policy specification page will be paid at the second death so long as you do not have policy indebtedness and all scheduled premiums have been paid. Some Policies will have a scheduled decrease in such guaranteed face amount at the end of the initial policy protection period. In such case, the time and amount of the decrease are also shown on the policy specification page. The importance of the guarantee is that adverse investment performance may never reduce your life insurance protection below the guaranteed amount. We impose a charge not to exceed 3 cents per thousand dollars of face amount per month for providing this guarantee.

WHAT MAKES THE POLICY "ADJUSTABLE"?
    The Policy is termed "Adjustable" because it allows you the flexibility to custom-design your Policy at issue and thereafter to change or "adjust" your Policy as your insurance needs change. The three major components in designing your Policy are the level of premiums you wish to pay, the level of death benefit protection you need and the appropriate "plan" of insurance for you. You may choose any two of the three components--premium, face amount and plan--and we will calculate the third component.
    Within very broad limits, including those designed to assure that the Policy qualifies as life insurance for tax purposes, you may choose any level of premium or death benefit that you wish. In addition, we offer a broad range of "plans" of insurance. Generally speaking, a plan refers to the level of cash value accumulation assumed in the design of the Policy and, for whole life plans, the period of time over which you will have to pay premiums. The greater your plan of insurance, the larger the policy values you may expect to be available for investment in the Policy's actual cash value, loans or partial surrenders and, for whole life plans, the shorter the period of time for which you will have to pay premiums.
    The maximum plan of insurance available is one where the Policy becomes paid-up after the payment of ten annual premiums. A paid-up Policy is one for which no additional premiums are required to guarantee the face amount of insurance until the second death, provided there is no policy indebtedness. Whole life plans may be suitable for individuals who wish to ensure lifetime coverage, without any scheduled reduction in face amount as described below, by the payment of relatively higher premiums and, in certain cases, for a lesser period of time, or who wish to accumulate substantial cash values by utilizing the investment features of the Policy.
    The minimum plan that we offer at original issue is a ten year protection Policy. If the younger insured's age at original issue is over 70, the minimum plan of protection will be less than ten years, as described in the table below:

YOUNGER INSURED'S                    MINIMUM PLAN
    ISSUE AGE                         (IN YEARS)
-----------------                    -------------
       71                                   9
       72                                   8
       73                                   7
       74                                   6
 75 or greater                              5

    As used herein a protection Policy is one which provides only a term plan of insurance, namely one with a stated face amount and premium level, providing an illustrated face amount for a specified number of years, always less than for whole life. A protection plan of insurance is designed to accumulate cash value at the end of the time during which the initial face amount is in force only to the extent that investment returns exceed the assumed rate of return indicated in your Policy as the tabular cash value. Absent an adjustment to a new plan, at the end of the initial protection period you would have a whole life plan of insurance for a lower face amount, based on continued payment of your scheduled premiums. A protection plan requires the lowest initial level of premiums and offers the most insurance protection with the lowest investment element. The protection plan may be a suitable starting point for young policy owners who have not reached their peak earning years but who have substantial life insurance needs.
    For any given face amount of insurance, you may select a plan that falls anywhere between the minimum protection plan and the maximum ten premium payment whole life plan. The higher the premium you pay, the greater will be your cash value accumulation at any given time and therefore, for whole life plans, the shorter the period during which you need to pay premiums before your Policy becomes paid-up. For example, the table below shows the premium required for various plans for two insureds, one female age 40 and one male age 40, both standard nonsmokers for a $1,000,000 face amount VAL-SD policy.

                                                 ANNUAL
PLAN OF INSURANCE                                PREMIUM
---------------------------------------------  -----------
Minimum--       10 year protection plan              $712
                20 year protection plan         $   1,019
                Whole life plan                 $  10,805
                25 pay life plan                $  13,396
Maximum--       10 pay life plan                $  26,265

    The flexibility described above with respect to designing your Policy to suit your needs at issue continues throughout the time the Policy remains in force by virtue of its adjustability features. As your insurance needs and personal circumstances change over the years, you may change, subject to the limitations described herein, the premium and face amount and thus the plan.
    Some limitations do apply to policy adjustments, and these limitations are more fully described in this prospectus. See the heading "Policy Adjustments" in this prospectus on page 14. Any policy adjustment for a change in premium must result in a change of the annual premium of at least $300 and any adjustment to a Policy's face amount generally must result in a change of the face amount of at least $50,000. Other than an automatic adjustment at the point when the face amount is scheduled to decrease, an automatic adjustment upon the change to the Cash Option death benefit at the younger insured's age 70, or an adjustment to a zero or stop premium, an adjusted Policy must provide a level face amount of insurance to the next policy anniversary after the later of: (a) five years from the date of adjustment; or (b) ten years from the date of policy issue. If the younger insured's age at original issue is over 70, the adjusted Policy must provide a level face amount of insurance to the next policy anniversary after the later of: (a) five years from the date of adjustment; or (b) a certain number of years from the date of policy issue, based on the table below:

YOUNGER INSURED'S                    MINIMUM PLAN
    ISSUE AGE                         (IN YEARS)
-----------------                    -------------
       71                                   9
       72                                   8
       73                                   7
       74                                   6
 75 or greater                              5

WHAT MAKES THE POLICY "VARIABLE"?
    The Policy is termed "Variable" because unlike traditional whole life and universal life contracts which provide for accumulations of contract values at fixed rates determined by the insurance company, Variable Adjustable Life policy values may be invested in a separate account of ours called the Minnesota Mutual Variable Life Account ("Variable Life Account"), the sub-accounts of which invest in corresponding Portfolios of the Fund. Thus, your policy values invested in these sub-accounts will reflect market rates of return.
    The actual cash value of the Policies, to the extent invested in sub-accounts of the Variable Life Account, will vary with the investment experience of the sub-accounts of the Variable Life Account. These have no guaranteed minimum actual cash value. Therefore, you bear the risk that adverse investment performance may depreciate your investment in the Policy. At the same time, the Policy offers you the opportunity to have your actual cash value appreciate more rapidly than it would under comparable fixed benefit contracts by virtue of favorable investment performance. In addition, under some Policies, the death benefit will also increase and decrease (but not below the guaranteed amount) with investment experience.
    Those seeking the traditional insurance protections of a guaranteed cash value may allocate premiums to the guaranteed principal account. The guaranteed principal account is a general account option with a guaranteed accumulation at a fixed rate of interest. While it is more fully described in the Policy, additional information on this option may be found under the heading "The Guaranteed Principal Account" in this prospectus on page 11.

WHAT VARIABLE INVESTMENT OPTIONS ARE AVAILABLE?
    The Variable Life Account invests in ten Portfolios of the Fund. These offer policy owners the opportunity to invest in stocks, bonds, mortgage securities and money market instruments. Policy owners who wish to actively manage the investment of their actual cash values may direct their funds to the Growth, Bond, Money Market, Mortgage Securities, Index 500, Capital Appreciation, International Stock, Small Company and Value Stock Portfolios. We also offer an Asset Allocation Portfolio, which is designed to offer policy owners who do not wish to direct their investment the opportunity to have the Fund's investment adviser make the decisions concerning what percentages of the assets should be invested in stocks, bonds and money market instruments at any given time. The investment objectives and certain policies of these Portfolios of the Fund are as follows:
      The GROWTH PORTFOLIO seeks the long-term accumulation of capital. Current income, while a factor in portfolio selection, is a secondary objective. The Growth Portfolio will invest primarily in common stocks and other equity securities. Common stocks are more volatile than debt securities and involve greater investment risk.
      The BOND PORTFOLIO seeks as high a level of long-term total rate of return as is consistent with prudent investment risk. A secondary objective is to seek preservation of capital. The Bond Portfolio will invest primarily in long-term, fixed-income, high-quality debt instruments. The value of debt securities will tend to rise and fall inversely with the rise and fall of interest rates.
      The MONEY MARKET PORTFOLIO seeks maximum current income to the extent consistent with liquidity and the preservation of capital. The Money Market Portfolio will invest in money market instruments and other debt securities with maturities not exceeding one year. The return produced by these securities will reflect fluctuations in short-term interest rates.
      AN INVESTMENT IN THE MONEY MARKET PORTFOLIO IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT AND THERE CAN BE NO ASSURANCE THAT THE PORTFOLIO WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1.00 PER SHARE.
      The ASSET ALLOCATION PORTFOLIO seeks as high a level of long-term total rate of return as is consistent with prudent investment risk. The Asset Allocation Portfolio will invest in common stocks and other equity securities, bonds and money market instruments. The Asset Allocation Portfolio involves the risks inherent in stocks and debt securities of varying maturities and the risk that the Portfolio may invest too much or too little of its assets in each type of security at any particular time.
      The MORTGAGE SECURITIES PORTFOLIO seeks a high level of current income consistent with prudent investment risk. In pursuit of this objective the Mortgage Securities Portfolio will follow a policy of investment primarily in mortgage-related securities. Prices of mortgage-related securities will tend to rise and fall inversely with the rise and fall of the general level of interest rates.
      The INDEX 500 PORTFOLIO seeks investment results that correspond generally to the price and yield performance of the common stocks included in the Standard & Poor's Corporation 500 Composite Stock Price Index (the "Index"). It is designed to provide an economical and convenient means of maintaining a broad position in the equity market as part of an overall investment strategy. All common stocks, including those in the Index, involve greater investment risk than debt securities. The fact that a stock has been included in the Index affords no assurance against declines in the price or yield performance of that stock.
      The CAPITAL APPRECIATION PORTFOLIO seeks growth of capital. Investments will be made based upon their potential for capital appreciation. Therefore, current income will be incidental to the objective of capital growth. Because of the market risks inherent in any equity investment, the selection of securities on the basis of their appreciation possibilities cannot ensure against possible loss in value.
      The INTERNATIONAL STOCK PORTFOLIO seeks long-term capital growth. In pursuit of this objective the International Stock Portfolio will follow a policy of investing in stocks issued by companies, large and small, and debt obligations of companies and governments outside the United States. Current income will be incidental to the objective of capital growth. The Portfolio is designed for persons seeking international diversification. Investors should consider carefully the substantial risks involved in investing in securities issued by companies and governments of foreign nations, which are in addition to the usual risks inherent in domestic investments.
      The SMALL COMPANY PORTFOLIO seeks long-term accumulation of capital. In pursuit of this objective, the Small Company Portfolio will follow a policy of investing primarily in common and preferred stocks issued by small companies, defined in the terms of either market capitalization or gross revenues. Investments in small companies usually involve greater investment risks than fixed income securities or corporate equity securities generally. Small companies will typically have a market capitalization of less than $1.5 billion or annual gross revenues of less than $1.5 billion.
      The VALUE STOCK PORTFOLIO seeks long-term accumulation of capital. The production of income through the holding of dividend paying stocks will be a secondary objective of the Portfolio. The Value Stock Portfolio will invest primarily in equity securities of companies which, in the opinion of the Portfolio's investment adviser, have market values which appear low relative to their underlying value or future earnings and growth potential.
    There is no assurance that any Portfolio will meet its objectives. Additional information concerning the investment objectives, policies and risks of the Portfolios can be found in the current prospectus for the Fund, which is attached to this prospectus.

HOW DO YOU ALLOCATE YOUR NET PREMIUMS?
    In your initial policy application, you indicate how you want your net premiums allocated among the guaranteed principal account and the sub-accounts of the Variable Life Account. All future net premiums will be allocated in the same proportion until you send us a written request to change the allocation. Similarly, you may transfer amounts from one sub-account to another by sending us a written request or by calling Minnesota Mutual.

WHAT DEATH BENEFIT OPTIONS ARE OFFERED UNDER THE POLICY?
    The Policy provides two death benefit options: the Cash Option and the Protection Option. Your choice will depend on whether you want favorable investment experience of amounts invested in sub-accounts of the Variable Life Account to be reflected in accelerated accumulations of actual cash value or in enhanced life insurance coverage. If investment performance is less than that assumed in the design of the Policy, the death benefit will still equal the current face amount.
    The Cash Option provides a fixed death benefit equal to the guaranteed face amount. Favorable investment returns, if any, will be reflected in increased actual cash values which will, on whole life plans, shorten the premium paying period. Only if and when the policy value exceeds the net single premium for the then current face amount will the death benefit vary.
    The Protection Option provides a variable death benefit from the issue date as well as variable actual cash values. Favorable investment returns will be reflected both in increased life insurance coverage and increased cash value accumulations, although any increases in actual cash values under the Protection Option will not be as great as under the Cash Option. The Protection Option is only available until the policy anniversary nearest the younger insured's age 70. At the policy anniversary nearest the younger insured's age 70, the Protection Option is automatically converted to the Cash Option. At that time we will automatically adjust your Policy. We will retain the current premium amount, adjust the face amount to equal the death benefit immediately preceding the adjustment, and waive any adjustment restrictions that would otherwise apply.

DO YOU HAVE ACCESS TO YOUR POLICY VALUES?
    Yes. Your actual cash value is available to you until the second death. You may use the actual cash value to provide retirement income, as collateral for a loan, to continue some insurance protection if you do not wish to continue paying premiums or to obtain cash by surrendering your Policy in full or in part.
    You may also borrow up to 90 percent of your policy value as a policy loan. Each alternative may be subject to conditions described in the Policy or in this prospectus under the heading "Policy Values" on page 23 and certain transactions may have tax consequences as described under the heading "Federal Tax Status" on page 36.

WHAT CHARGES ARE ASSOCIATED WITH THE POLICY?
    We assess certain charges from each premium payment, from policy values and from the amounts held in the Variable Life Account. All of these charges, which are largely designed to cover our expenses in providing insurance protection and in distributing and administering the Policies, are fully described under the heading "Policy Charges" in this prospectus on page 29. Because of the significance of these charges in early policy years, prospective purchasers should purchase a Policy only if they intend to and have the financial capacity to keep it in force for a substantial period.
    Against premiums we deduct sub-standard risk charges and premiums for additional benefits.
    Against base premiums we deduct a basic sales load of 7 percent and we may also deduct a first year sales load not to exceed 23 percent. We also deduct from premiums an underwriting charge, a premium tax charge of 2.5 percent and a federal tax charge of 1.25 percent. Nonrepeating premiums are currently subject to the premium tax charge and the federal tax charge.
    Against the actual cash value of a Policy we deduct an administration charge not to exceed $15 per month, a face amount guarantee charge not to exceed 3 cents per thousand dollars of face amount per month, a transaction charge for each Policy adjustment or transfer, and a cost of insurance charge.
    Against the assets held in the Variable Life Account we assess a mortality and expense risk charge which is deducted from the Variable Life Account assets on each valuation date at an annual rate of .50 percent of the Variable Life Account average daily net assets.
    MIMLIC Asset Management Company, one of our subsidiaries, acts as the investment adviser to the Fund and deducts from the asset value of each Portfolio of the Fund a fee for its services which are provided under an investment advisory agreement. The investment advisory agreement provides that the fee shall be computed at the annual rate of .4 percent of the Index 500 Portfolio, .75 percent of the Capital Appreciation, Small Company and Value Stock Portfolios, 1.0 percent of the International Stock Portfolio and .5 percent of each of the remaining Portfolio's average daily net assets.
    For more information about the Fund, see the prospectus of MIMLIC Series Fund, Inc. which is attached to this prospectus.

ARE THE BENEFITS UNDER A POLICY SUBJECT TO FEDERAL INCOME TAX?
    Under current federal tax law, life insurance policies receive tax-favored treatment. The death benefit is generally excludable from the beneficiary's gross income for federal income tax purposes, according to Section 101(a)(1) of the Internal Revenue Code. Owners of a life insurance policy are not taxed on any increase in the cash value while the policy remains in force.
    If a Policy is a modified endowment policy under federal tax law, certain distributions made during either insured's lifetime, such as loans and partial withdrawals from, and collateral assignments of, the Policy are includable in gross income on an income-first basis. A 10 percent penalty tax may also be imposed on distributions made before the policy owner attains age 59 1/2. Policies that are not modified endowment policies under federal tax law receive preferential tax treatment with respect to certain distributions.
    For a discussion of the tax issues associated with this Policy, see "Federal
Tax Status" in this prospectus on page   .

HOW DO YOU PURCHASE A POLICY?
    To be eligible to purchase a Policy both insureds must be between age 20 and age 85 inclusive, satisfy our underwriting standards and the Policy must have a face amount of at least $200,000. The procedure to purchase a Policy is to complete an application, provide us with evidence of insurability satisfactory to us and pay your first scheduled premium. See the heading "Applications and Policy Issue" in this prospectus on page 19.
    For a limited time after your application for the Policy and delivery of it, the Policy may be returned for a refund of all premium payments within the terms of its "free look" provision. See the heading "Free Look" in this prospectus on page 29. As a conversion privilege you can obtain comparable fixed insurance coverage by transferring all of the policy value to the guaranteed principal account and thereafter allocating all premiums to that account.

--------------------------------------------------------------------------------
CONDENSED FINANCIAL INFORMATION
    No condensed financial information is included in this prospectus for the Variable Life Account because no variable life policies of this class have been sold prior to the date of this prospectus.

--------------------------------------------------------------------------------
                                                            GENERAL DESCRIPTIONS

THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY
    We are a mutual life insurance company organized in 1880 under the laws of Minnesota. Our home office is at 400 Robert Street North, St. Paul, Minnesota 55101-2098, telephone: (612) 298-3500. We are licensed to do a life insurance business in all states of the United States (except New York where we are an authorized reinsurer), the District of Columbia, Canada and Puerto Rico.

VARIABLE LIFE ACCOUNT
    A separate account called the Minnesota Mutual Variable Life Account was established on October 21, 1985, by our Board of Trustees in accordance with certain provisions of the Minnesota insurance law. The separate account is registered as a "unit investment trust" with the Securities and Exchange Commission under the Investment Company Act of 1940, but such registration does not signify that the Securities and Exchange Commission supervises the management, or the investment practices or policies, of the Variable Life Account. The separate account meets the definition of a "separate account" under the federal securities laws.
    We are the legal owner of the assets in the Variable Life Account. The obligations to policy owners and beneficiaries arising under the Policies are general corporate obligations of Minnesota Mutual and thus our general assets back the Policies. The Minnesota law under which the Variable Life Account was established provides that the assets of the Variable Life Account shall not be chargeable with liabilities arising out of any other business which we may conduct, but shall be held and applied exclusively to the benefit of the holders of those variable life insurance policies for which the separate account was established. The investment performance of the Variable Life Account is entirely independent of both the investment performance of our General Account and of any other separate account which we may have established or may later establish.
    The Variable Life Account currently has ten sub-accounts to which policy owners may allocate premiums. Each sub-account invests in shares of a corresponding Portfolio of the Fund.

MIMLIC SERIES FUND, INC.
    The Variable Life Account currently invests exclusively in MIMLIC Series Fund, Inc. (the "Fund"), a mutual fund of the series type. The Fund is registered with the Securities and Exchange Commission as a diversified, open-end management investment company, but such registration does not signify that the Commission supervises the management, or the investment practices or policies, of the Fund. The Fund issues its shares, continually and without sales charge, only to us and certain of our separate accounts including the Variable Life Account. Shares are sold and redeemed at net asset value.
    The Fund's investment adviser is MIMLIC Asset Management Company ("MIMLIC Management"). It acts as an investment adviser to the Fund pursuant to an advisory agreement. MIMLIC Management is a subsidiary of Minnesota Mutual.
    While MIMLIC Management acts as investment adviser to the Fund and its Portfolios, Winslow Capital Management, Inc., a Minnesota corporation with principal offices in Minneapolis, Minnesota, has been retained under an investment sub-advisory agreement to provide investment advice to the Capital Appreciation Portfolio of the Fund. Similarly, Templeton Investment Counsel, Inc., a Florida corporation with principal offices in Fort Lauderdale, has been retained under an investment sub-advisory agreement to provide investment advice to the International Stock Portfolio of the Fund.
    The Fund currently has fourteen investment Portfolios, ten of which are available to the Variable Life Account. A series of the Fund's common stock is issued for each Portfolio. The assets of each Portfolio are separate from the others and each has different investment objectives and policies. Therefore, each Portfolio operates as a separate investment fund and the investment performance of one has no effect on the investment performance of any other Portfolio.
    All dividends and capital gains distributions from the Portfolios are automatically reinvested in shares of that Portfolio at net asset value.
    For more information on the Fund and its Portfolios, see "Summary--What investment options are available?" in this prospectus and the prospectus of the MIMLIC Series Fund, Inc. which is attached to this prospectus.

ADDITIONS, DELETIONS OR SUBSTITUTIONS
    We reserve the right to add, combine or remove any sub-accounts of the Variable Life Account when permitted by law. Each additional sub-account will purchase shares in a new portfolio or mutual fund. Such sub-accounts may be established when, in our sole discretion, marketing, tax, investment or other conditions warrant such action. We will use similar considerations should there be a determination to eliminate one or more of the sub-accounts of the Variable Life Account. The addition of any investment option will be made available to existing policy owners on such basis as may be determined by us.
    We retain the right, subject to any applicable law, to make substitutions with respect to the investments of the sub-accounts of the Variable Life Account. If investment in a Fund Portfolio should no longer be possible or if we determine it becomes inappropriate for variable policies, we may substitute another mutual fund or portfolio for a sub-account. Substitution may be made with respect to existing policy values and future premium payments. A substitution may be made only with any necessary approval of the Securities and Exchange Commission.
    We reserve the right to transfer assets of the Variable Life Account as determined by us to be associated with the Policies to another separate account. A transfer of this kind may require the approvals of state regulatory authorities and of the Securities and Exchange Commission.
    We also reserve the right, when permitted by law, to de-register the Variable Life Account under the Investment Company Act of 1940, to restrict or eliminate any voting rights of the policy owners, and to combine the Variable Life Account with one or more of our other separate accounts.
    Shares of the Portfolios of the Fund are also sold to other of our separate accounts, which are used to receive and invest premiums paid under our variable annuity contracts and variable life insurance policies. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the Fund simultaneously. Although neither Minnesota Mutual nor the Fund currently foresees any such disadvantages either to variable life insurance policy owners or to variable annuity contract owners, the Fund's Board of Directors intends to monitor events in order to identify any material conflicts between such policy owners and contract owners and to determine what action, if any, should be taken in response thereto. Such action could include the sale of Fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws,
(2) changes in federal income tax laws, (3) changes in the investment management of any of the Portfolios of the Fund, or (4) differences in voting instructions between those given by policy owners and those given by contract owners.

SELECTION OF SUB-ACCOUNTS
    Although the purpose of the Policy is primarily to provide lifetime life insurance protection payable at the second death, a central objective is to provide benefits that will increase in value if favorable investment results are achieved. Historically, for investments held over relatively long periods, the investment performance of common stocks has generally been superior to that of long-term or short-term debt securities, even though common stocks have been subject to more dramatic changes in value over short periods of time. Accordingly, the common stock sub-accounts, growth or value, may be the more desirable option for policy owners who are willing to accept such short-term risks. The selection of the aggressive growth sub-account and the small company sub-account will tend to magnify such risks, as will the international stock sub-account, while the selection of the index sub-account will tend to match those risks with the performance of those common stocks included in the underlying index.
    On the other hand, the experience of the recent past has been sharply divergent from the long-term historical record. Short-term interest rates were, for a time, at a historically high level and for some period the prices of a diversified portfolio of equity securities were declining during a period when the cost of living was rising. The value of long-term bonds and mortgage securities have fallen and risen to a much greater extent than in the past. Some policy owners, who desire the greatest safety of principal, may prefer the money market sub-account, recognizing that the level of short-term rates may change rather rapidly. Some policy owners may wish to divide their funds among two or more sub-accounts. Some may wish to rely on MIMLIC Management's judgment for an appropriate asset mix by choosing the asset allocation sub-account. You must make a choice, taking into account how willing you might be to accept investment risks and the manner in which your other assets are invested.

THE GUARANTEED PRINCIPAL ACCOUNT
    The guaranteed principal account is a general account option. You may allocate net premiums and may transfer your actual cash value subject to Policy limitations to the guaranteed principal account which is part of Minnesota Mutual's general account.
    Because of exemptive and exclusionary provisions, interests in Minnesota Mutual's general account have not been registered under the Securities Act of 1933, and the general account has not been registered as an investment company under the Investment Company Act of 1940. Therefore, neither the guaranteed principal account nor any interest therein is subject to the provisions of these Acts, and Minnesota Mutual has been advised that the staff of the SEC does not review disclosures relating to it. Disclosures regarding the guaranteed principal account may, however, be subject to certain generally applicable provisions of the Federal Securities Laws relating to the accuracy and completeness of statements made in prospectuses.
    This prospectus describes a VAL-SD insurance policy and is generally intended to serve as a disclosure document only for the aspects of the Policy relating to the sub-accounts of the Variable Life Account. For complete details regarding the guaranteed principal account, please see the VAL-SD Policy.
    GENERAL DESCRIPTION Minnesota Mutual's general account consists of all assets owned by Minnesota Mutual other than those in the Variable Life Account and any other separate accounts which Minnesota Mutual may establish. The guaranteed principal account is that portion of the general assets of Minnesota Mutual which is attributable to this Policy and other variable policies, exclusive of policy loans. The description is for accounting purposes only and does not represent a division of the general account assets for the specific benefit of variable life policies. Allocations to the guaranteed principal account become part of the general assets of Minnesota Mutual and are used to support insurance and annuity obligations. Subject to applicable law, Minnesota Mutual has sole discretion over the investment of assets of the general account. Policy owners do not share in the actual investment experience of the assets in the general account.
    A portion or all the net premiums may be allocated or transferred to accumulate at a fixed rate of interest in the guaranteed principal account. Such amounts are guaranteed by Minnesota Mutual as to principal and a minimum rate of interest. Transfers from the guaranteed principal account to the sub-accounts of the Variable Life Account are subject to certain limitations with respect to timing and amount.
    GENERAL ACCOUNT VALUE Minnesota Mutual bears the full investment risk for amounts allocated to the guaranteed principal account and guarantees that interest credited to each policy owner's actual cash value in the guaranteed principal account will not be less than an annual rate of 4 percent without regard to the actual investment experience of the general account. Consequently, if a policy owner allocates all net premiums only to the guaranteed principal account, and if all scheduled premiums are paid when due, there is no policy adjustment, and we deduct the maximum cost of insurance charges and all other charges as set forth in this Policy, then the actual cash value will be at least equal to the tabular cash value of the Policy. Minnesota Mutual may, at its sole discretion, credit a higher rate of interest, "excess interest," although it is not obligated to credit interest in excess of 4 percent per year, and might not do so. Any interest credited on the Policy's actual cash value in the guaranteed principal account in excess of the guaranteed minimum rate per year will be determined at the sole discretion of Minnesota Mutual. The policy owner assumes the risk that interest credited may not exceed the guaranteed minimum rate.
    Even if excess interest is credited to the actual cash value in the guaranteed principal account, no excess interest will be credited to that portion of the policy value which is in the loan account in the general account. However, such loan account will be credited interest at a rate which is not less than the policy loan interest rate minus 2 percent per annum.

--------------------------------------------------------------------------------
DETAILED INFORMATION ABOUT THE VARIABLE
ADJUSTABLE LIFE SECOND DEATH INSURANCE POLICY

ADJUSTABLE LIFE INSURANCE
    VARIABLE ADJUSTABLE LIFE SECOND DEATH This Policy is similar both to a Minnesota Mutual product known as "adjustable life" and to a Minnesota Mutual product known as "joint survivor life". This Policy, like joint survivor life insurance, pays a death benefit at the death of the second to die of two named insureds. This Policy, like adjustable life insurance, permits you to determine the amount of life insurance protection you need and the amount of money you can afford to pay. Based on your selection of any two of the three components of a Policy-- face amount, premium and plan--we will then calculate the third. Thus, adjustable life allows you the flexibility to custom-design a Policy to meet your needs. Theoretically, each Policy can be unique because of the different combinations of ages, amount of life insurance protection and premium. In addition, adjustable life is designed to adapt to your changing needs and objectives by allowing you to change your Policy after issue. The face amount and premium level, and thus the plan of insurance, may be adjusted by you, subject to the limitations described herein, so long as the Policy remains in force.
    FLEXIBILITY AT ISSUE The Policy offered by this prospectus provides the same type of flexibility found in conventional adjustable life. Subject to certain minimums, maximums and our underwriting standards, you may choose any level of premium or face amount that you wish. This flexibility results in a broad range of plans of insurance. Generally speaking, a plan, when used with respect to the Policy, refers to the level of cash value accumulation assumed in the design of the Policy and, for whole life plans, the period of coverage over which you will have to pay premiums.
    Whole life insurance plans provide life insurance in an amount at least equal to the initial face amount at the second death whenever that occurs. Premiums may be payable for a specified number of years or until the second death. Whole life insurance plans contemplate an eventual cash value accumulation, at or before the younger insured's age 100, equal to the net single premium required for that face amount of insurance. The net single premium for a whole life insurance plan is the amount of money that is necessary, on any given date, to pay for all future guaranteed cost of insurance charges for the entire lifetime of both insureds without the payment of additional premium. This determination assumes that the current face amount of the Policy will be constant and that the Policy will perform at its assumed rate of return.
    Protection insurance plans provide life insurance in an amount at least equal to the initial face amount at the second death for a specified period. Protection plans of insurance assume an eventual exhaustion of cash value at the end of that period, except for the cash value associated with a residual amount of insurance coverage at the end of the initial protection period. Under this Policy, after that initial protection period, insurance coverage in a reduced amount is available until the second death.
    The "greater" your plan of insurance, the larger the policy values you may expect to be available for investment in the Fund Portfolios, loans or partial surrenders and, for whole life plans of insurance, the shorter the period of time for which you will have to pay premiums. Under the Policy, the highest premium amount permitted at the time of issue, or the maximum plan of insurance, for a specific face amount is one which will provide a fully paid-up Policy after the payment of ten annual premium payments. A Policy is paid-up when its policy value is such that no further premiums are required to provide the face amount of insurance coverage until the second death, provided there is no policy indebtedness.
    Examples of such whole life plans include Policies which become paid-up upon the payment of a designated number of annual premiums, such as ten pay life or twenty pay life. If you select a premium level for a specific face amount which would cause the Policy to become paid-up at other than a policy anniversary, you will be required to pay scheduled premiums until the policy anniversary immediately following the date the Policy is scheduled to become paid-up. The Policy will be issued with a scheduled increase in face amount to reflect the fact that the scheduled premiums were in excess of the premiums required to have a paid-up Policy for the initial face amount of coverage.
    If you select a premium amount which is less than the premium required for a whole life plan or, in other words, if you select a protection plan of insurance, the guaranteed face amount of insurance provided by the Policy will not be level during the lifetimes of both insureds. In that instance, the initial face amount will be in effect until the Policy's tabular cash value, i.e., the cash value which is assumed in designing the Policy and which would be guaranteed in a conventional fixed-benefit policy, is exhausted. At that time a lower amount of insurance will become effective, such amount being calculated on the basis of the continued payment of the scheduled premiums and a whole life plan of insurance. The result is that the Policy, on issue, will have an initial guaranteed death benefit extending to a stated date. In addition, a lower death benefit is illustrated, which is guaranteed thereafter until the second death.
    For example, if a standard risk VAL-SD Policy were issued with a face amount of $1,000,000 and an annual premium of $11,300, the plan of insurance for a male age 40 and a female age 40 at issue, both nonsmokers, would be full coverage for twenty years at which time the face amount would be reduced to $95,615 guaranteed until the second death.
    The table below shows the tabular cash values and guaranteed death benefits for the Policy described in the above example, and the scheduled reduction which occurs twenty years after issue.

                              SCHEDULED REDUCTION

                                              GUARANTEED
                                               MINIMUM
  POLICY       ANNUAL      TABULAR VALUE    DEATH BENEFIT
   YEAR        PREMIUM      END OF YEAR        AT ISSUE
-----------  -----------  ---------------  ----------------
         5    $  11,300     $    38,443     $    1,000,000
        10       11,300          80,437          1,000,000
        15       11,300          91,878          1,000,000
        20       11,300             590          1,000,000
        21       11,300           6,289             95,615
        25       11,300          26,742             95,615

    At the policy anniversary when the scheduled reduction is to occur, we will attempt to make a policy adjustment to maintain the face amount of $1,000,000 and the annual premium of $11,300. If the actual cash value with the annual premium is sufficient to provide at least one year of protection at the then current face amount, we will adjust your Policy, keeping your face amount and annual premium constant, either eliminating the scheduled reduction in the face amount or providing that reduction at a later policy anniversary.
    If we cannot make the adjustment to maintain the current face amount, the scheduled reduction in face amount will occur as scheduled; the resulting face amount will not be less than that guaranteed.
    The lowest annual base premium allowed for any plan of insurance is $600. Subject to this limitation, the lowest premium you may choose for any specific amount of life insurance protection is a premium which will provide a level death benefit for a period which shall be the longer of ten years from the policy issue date or five years from the date of a policy adjustment. If the younger insured's age at original issue is over age 70, the minimum plan of protection will be less than ten years, as described in the table below:

YOUNGER INSURED'S                    MINIMUM PLAN
    ISSUE AGE                         (IN YEARS)
-----------------                    -------------
       71                                   9
       72                                   8
       73                                   7
       74                                   6
 75 or greater                              5

This is the minimum plan of insurance for any given face amount. The minimum initial face amount on a Policy is $200,000.

POLICY ADJUSTMENTS
    Adjustable life insurance policies allow an owner to change the premium, face amount or the plan of insurance of the Policy after it is issued. Subject to the limitations described more fully below, you can at any time change the face amount of your Policy or your scheduled premium. A change in scheduled premium or face amount will usually result in a change in the plan of insurance. Depending upon the change you request, the premium paying period may be lengthened or shortened for whole life plans or the plan may be converted from a whole life plan to a protection type plan which provides for a scheduled reduction in face amount at a future date. For Policies having a protection type plan, a change in face amount or premium may convert the Policy to a whole life plan by eliminating the scheduled decrease in face amount or it may change the time at which the decrease is scheduled to occur.
    Changes in premium, face amount or the plan of insurance are referred to as policy adjustments. They may be made singly or in combination with one another. There are also four other types of policy adjustments: (1) a partial surrender of a Policy's cash value; (2) an adjustment so that there are no further scheduled base premiums; (3) an automatic adjustment at the point when the face amount is scheduled to decrease; and (4) an automatic adjustment made upon the change in the death benefit option at the policy anniversary nearest the younger insured's age 70. When a Policy is adjusted, we compute a new plan of insurance, face amount or premium amount, if any. If a partial surrender of actual cash value is made, the Policy will be automatically adjusted to a new face amount which will be equal to the old face amount less the amount of the partial surrender, unless a different face amount is requested or required to satisfy the restrictions on adjustability described below. An adjustment providing for no further scheduled base premium payments, regardless of whether the Policy is paid-up, is also referred to as a "stop premium" mode and is described under the caption "Avoiding Lapse" on page 22 of this prospectus. At the point when the face amount is scheduled to decrease, an adjustment may be made to maintain the current face amount and premium of the Policy, as described on page 17. Certain adjustments may cause a Policy to become a modified endowment contract. See "Federal Tax Status" for a description of the federal tax treatment of modified endowment contracts.
    In computing either a new face amount or new plan of insurance as a result of an adjustment, we will make the calculation on the basis of the higher of the Policy's "policy value" or its "tabular cash value" at the time of the change. The "policy value" is the actual cash value of the Policy plus the amount of any policy loan, while the "tabular cash value" is what the actual cash value of the Policy would have been if all scheduled premiums were paid annually on the premium due date, there were no policy adjustments or policy loans, any percentage increase in the actual cash value matched the Policy's assumed rate of return, the net investment experience of the sub-accounts selected by the owner or the interest credited to the guaranteed principal account matched the policy's assumed rate of return, the maximum cost of insurance charges were deducted once at the end of the policy year and other charges provided for in the Policy were deducted at the maximum amount. See, for a further description of these values, the sections "Policy Values" and "Variations in Death Benefit" in this prospectus on pages 23 and 26. If the policy value is higher than the tabular cash value, a policy adjustment will translate the excess value into enhanced insurance coverage, as either a higher face amount or an improved plan of insurance. If the policy value is less than the tabular cash value, use of the tabular cash value insures that the Policy's guarantee of a minimum death benefit is not impaired by the adjustment.
    Any adjustment will result in a redetermination of a Policy's tabular cash value. For a further discussion of the tabular cash value, see the heading "Variations in Death Benefit" in this prospectus on page 26. After adjustment, the tabular cash value shall be equal to the greater of the policy value or the tabular cash value prior to that adjustment, plus any nonrepeating premium paid at the time of the adjustment and minus the amount of any partial surrender made at the time of the adjustment.
    On adjustment, you may request a new Policy face amount. In the absence of instructions to the contrary, we will calculate the face amount after adjustment depending on the Policy's death benefit option and the type of adjustment. If the Policy has the Cash Option death benefit the new face amount will be equal to the face amount of the Policy less the amount of any partial surrender made as part of the adjustment. With the Protection Option death benefit, the face amount after adjustment will be equal to the face amount of the Policy immediately prior to the adjustment.
    All of these changes may be accomplished under a single Policy. There is no need to surrender the Policy or purchase a new one simply because of a change in your insurance needs. Whenever adjustments are made, new policy information pages will be provided. These pages state the new face amount, scheduled premium, plan of insurance, attained ages and tabular cash value.
    NONREPEATING PREMIUMS The Policy also allows a policy owner to pay a premium called a nonrepeating premium. This payment of premium is in addition to the scheduled premium payments called for by the terms of the Policy. While the payment of a nonrepeating premium does not cause an adjustment to the Policy, any such payment will be reflected in the tabular cash value of the Policy at issue or upon any later adjustment. The payment of a nonrepeating premium will increase the policy values you have available for investment in the Fund. We may impose additional restrictions or refuse to permit nonrepeating premiums at our discretion.
    RESTRICTIONS ON ADJUSTMENTS Adjustments can be made on any monthly anniversary of the policy date. You may request a policy adjustment by completing an application for adjustment. Adjustments will not apply to any additional benefit agreements which are attached to your Policy. Any adjustment will be effective on the date that it is approved by us and recorded at our home office.
    An adjustment must satisfy certain limitations on premiums, face amount and plan. Other limitations on adjustments and combinations of adjustments may also apply. The current limits on adjustments are those described here. We reserve the right to change these limitations from time to time.
    An adjustment may not result in more than a paid-up whole life plan for the then current face amount. If either insured is over age 85, increases in face amount requiring evidence of insurability will not be allowed.
    Any adjustment for a change of premium must result in a change of the annual premium of at least $300. Any adjustment involving an increase in premium may not result in a whole life plan of insurance requiring the payment of premiums for less than ten years or to the younger insured's age 100, if less. In addition, any Policy adjustment, other than a change to a stop premium, must result in a Policy with an annual base premium of at least $600.
    Any adjustment for a change of the face amount must result in a change of the face amount of at least $50,000, except for a partial surrender under the Policy or face amount changes which are required to satisfy limitations pertaining to plans of insurance. The face amount requested must be at least $200,000, except in the case of a reduction in face amount equal to the amount of a partial surrender.
    After adjustment, other than an automatic adjustment at the point when the face amount is scheduled to decrease, an automatic adjustment made upon the change to the Cash Option death benefit at the younger insured's age 70, or adjustment to stop premium, the Policy must provide a level face amount of insurance to the next policy anniversary after the later of: (a) five years from the date of adjustment; or (b) ten years from the date of issue. If the younger insured's age at original issue is over age 70, the minimum plan of protection will be less than ten years from the policy issue date, as described on page 14. An automatic adjustment at the point when the face amount is scheduled to decrease or an adjustment to stop premium requires that a Policy have an actual cash value at the time of the adjustment as would be sufficient to keep the Policy in force until the next policy anniversary.
    If you are disabled and receiving, or are entitled to receive, waiver of premium benefits under a Waiver of Premium Agreement attached to this Policy, no adjustments will be permitted, except as provided in the Waiver of Premium Agreement.

PROOF OF INSURABILITY    All adjustments resulting in an increase in face amount
require proof of insurability on both insureds. In addition, proof of insurability is required for partial surrenders where, at the request of the policy owner, no reduction is made in the Policy's death benefit. Decreases in face amount or premium and increases in premium not resulting in any increase in death benefit do not require evidence of insurability. We may require evidence of insurability when a nonrepeating premium is paid if the death benefit of your Policy increases as a result of the payment of a nonrepeating premium.

CHARGES IN CONNECTION WITH POLICY ADJUSTMENTS    In connection with a policy
adjustment, we will make a special $95 charge to cover the administrative costs associated with processing the adjustment. If, however, the only policy adjustment is a partial surrender, the transaction charge shall be the lesser of $95 or 2 percent of the amount surrendered. In addition, because of the underwriting and selling expenses anticipated for any change resulting in an increase in premium, we will assess a new first year sales load on any increase in premium on adjustment. We will also assess an underwriting charge on any increase in face amount requiring evidence of insurability. See, for a further description of these charges, the section "Policy Charges" in this prospectus on page 29. Limiting the first year sales load and underwriting charge to the increased premium or face amount is in substance the equivalent of issuing a new Policy for the increase. A policy adjustment will always be more favorable than the purchase of a second Policy for the increased amount since there is no duplication of administrative charges.

    The chart below illustrates the kinds of changes that may be made as a policy adjustment and the effect of each.

IF YOU MAKE THIS KIND OF                               IT WILL DO THIS:
ADJUSTMENT,

  If you. . .
  Decrease the current    while the premium remains    then: a scheduled decrease in
  face amount...........  the same...................  the current face amount, if
  or                      while the premium            any, will take place at a
  Retain the current      increases..................  later policy anniversary; a
  face amount...........                               scheduled decrease in the
                                                       face amount will be
                                                       eliminated; or the premium
                                                       paying period will be
                                                       shortened.

  If you. . .
  Increase the current    with no increase in          then: a scheduled decrease in
  face amount...........  premium....................  the current face amount, if
  or                      while the premium            any, will take place at an
  Retain the current      decreases..................  earlier policy anniversary; a
  face amount...........  while the premium and face   scheduled decrease in the
  or                      amount remain the same.....  face amount will occur; or
  Make a partial                                       the premium paying period
  surrender.............                               will be lengthened.
  If you. . .
  Stop base premium.....  while the face amount        then: a scheduled decrease in
                          remains the same...........  the current face amount, if
                                                       any, will take place at an
                                                       earlier policy anniversary
                                                       and no insurance will be
                                                       provided after the decrease;
                                                       or, a scheduled decrease in
                                                       the face amount will occur.
                                                       However, you must continue to
                                                       pay the charge for a
                                                       sub-standard risk, or your
                                                       Policy will lapse.

    You may request a description of the effect of other types or combinations of adjustments from us.

APPLICATIONS AND POLICY ISSUE
    Persons wishing to purchase a Policy must send a completed application to us at our home office. The minimum face amount we will issue on a Policy is $200,000 and we require an annual base premium on each Policy of at least $600. The minimum plan of insurance at policy issue is a protection plan which has a level death benefit for a period of ten years. If the younger insured's age at original issue is over age 70, the minimum plan of protection will be less than ten years from the Policy issue date, as described on page 14. Both insureds must be between age 20 and age 85 inclusive when the Policy is issued. Before issuing any Policy, we require evidence of insurability satisfactory to us on both insureds. In some cases we will require a medical examination. Persons whom we evaluate as good mortality risks are offered the most favorable premium rates, while a higher premium is charged to persons with a greater mortality risk. Acceptance of an application is subject to our underwriting rules and we reserve the right to reject an application for any reason.
    If we accept an application, accompanied by a check for all or at least one-twelfth of the annual premium, the policy date will be the issue date, which is the date the decision to accept the application and issue the Policy is made. The policy date will be used to determine subsequent policy anniversaries and premium due dates.
    If we accept an application not accompanied by a check for the initial premium, a Policy will be issued with a policy date which is 15 days after the issue date. The 15 day period has been determined to be the normal time during which delivery of the Policy to the policy owner is expected to occur. We/or our agent must receive the initial premium within 60 days after the issue date. No life insurance coverage is provided until the initial premium is paid. If the initial premium is paid after the policy date (and the policy date is not changed as described below), you will have paid for insurance coverage during a period when no coverage was in force. Therefore, in such circumstance you should consider requesting a current policy date, i.e., the date on which our home office receives the premium. You will be sent updated policy pages to reflect the change in policy date. This request should be made at or prior to the time you pay the initial premium.
    In certain circumstances it may be to your advantage to have the policy date be the same as the issue date in order to preserve an issue age on which premium rates are based. In that case, all premiums due between the issue date and the date of delivery of the Policy must be paid on delivery.
    When the Policy is issued, the face amount, premium, tabular cash values and a listing of any supplemental agreements are stated on the policy information pages of the policy form, page 1.

POLICY PREMIUMS
    The Policy has a level premium until the second death or until the Policy becomes paid-up. We guarantee that we will not increase the amount of premiums for a Policy in force. Subject to the limitations discussed under the heading "Restrictions on Adjustments" in this prospectus on page 16, you may choose to adjust the Policy at any time and alter the amount of future premiums.
    In addition to scheduled premiums, you may pay a nonrepeating premium. We may refuse to accept a nonrepeating premium. The maximum nonrepeating premium we will accept is the amount sufficient to change your Policy to a paid-up whole life policy for the then current face amount. The minimum nonrepeating premium is $500. We will waive this minimum amount for nonrepeating premiums if you make arrangements for the payment of a nonrepeating premium through an automatic bank check plan and the amount of each such payment under that plan is an amount of at least $200. We will bill for nonrepeating premiums in connection with Policies having a minimum base premium of at least $2,400. The minimum nonrepeating premium in those circumstances remains at $500. We may impose additional restrictions or refuse to permit nonrepeating premiums at our discretion.
    The payment of a nonrepeating premium may have federal income tax consequences. See the heading "Federal Tax Status" in this prospectus on page 36.
    The amount of premium required for a Policy will depend on the Policy's initial face amount; the plan of insurance; the insureds' ages at issue; sex, risk classification and smoking status of each insured and the additional benefits associated with the Policy.
    The first premium is due as of the policy date and must be paid on or before the date your Policy is delivered. Between the date we receive an initial premium for the Policy, either a full first premium or a partial premium, and the date insurance coverage commences under the Policy, insurance may be in effect under the terms of a conditional insurance agreement. All scheduled premiums after the first premium are payable on or before the date they are due and must be mailed to us at our home office. In some cases, you may elect to have premiums paid automatically under our automatic bank check plan through pre-authorized transfers from a bank checking account or such other account as may be approved by your bank.
    Scheduled premiums on the Policy are payable until the second death on an annual, semi-annual, quarterly or monthly basis on the due dates set forth in the Policy. For this purpose, a scheduled premium may be paid no earlier than twenty days prior to the date that it is due. For premiums paid after the due date, see the paragraph following the heading "Lapse" in this section of the prospectus.
    Charges for additional benefits and for sub-standard risks are deducted from premiums to calculate base premiums. From base premiums we deduct charges assessed against premiums and nonrepeating premiums to calculate net premiums.
    Net premiums, namely premiums after the deduction of the charges assessed against premiums and nonrepeating premiums, are allocated to the guaranteed principal account or sub-accounts of the Variable Life Account which, in turn, invest in Fund shares.
    You make your selection on your application for the Policy. You may change your allocation instructions for future premiums by giving us a written request. The allocation to the guaranteed principal account or to any sub-account of the Variable Life Account must be at least 10 percent of the net premium. We reserve the right to delay the allocation of net premiums to named sub-accounts for a period of 30 days after Policy issue or an adjustment. If we exercise this right, net premiums will be allocated to the Money Market sub-account until the end of that period. This right, which has not been implemented to date, will be exercised by us only when we believe economic conditions make such an allocation necessary to reduce market risk during the free look period.
    We reserve the right to restrict the allocation of premiums to the guaranteed principal account. If we do so, no more than 50 percent of the net premium may be allocated to the guaranteed principal account. Currently, we do not exercise such a restriction, and this restriction is not applicable when you are allocating all of your premiums to the guaranteed principal account as a conversion privilege.
    The Policy allows for transfers of the actual cash value between the guaranteed principal account and the Variable Life Account or among the sub-accounts of the Variable Life Account. You may request a transfer at any time or you may arrange in advance for systematic transfers: transfers of specified dollar or unit value amounts to be made periodically among the sub-accounts and the guaranteed principal account. The amount to be transferred to or from a sub-account or the guaranteed principal account must be at least $250. If the balance is less than $250, the entire actual cash value attributable to that sub-account or the guaranteed principal account must be transferred. If a transfer would reduce the actual cash value in the sub-account from which the transfer is to be made to less than $250, we reserve the right to include that remaining sub-account actual cash value in the amount transferred. We will make the transfer on the basis of sub-account unit values as of the end of the valuation period during which your written or telephone request is received at our home office. A transfer is subject to a transaction charge, not to exceed $25, for each transfer of actual cash value among the sub-accounts and the guaranteed principal account. Currently, there is a charge of $10 only for non-systematic transfers in excess of four per year. Establishing a systematic transfer program will be deemed to be a non-systematic transfer for purposes of determining the transfer charge. None of these requirements will apply when you are transferring all of the policy value to the guaranteed principal account as a conversion privilege.
    Your instructions for transfer may be made in writing or you, or a person authorized by you, may make such changes by telephone. To do so, you may call us at (612) 298-3737 between the hours of 8:00 a.m. and 4:30 p.m., Central Time, our regular business hours. Policy owners may also submit their requests for transfer, surrender or other transactions to us by facsimile (FAX) transmission. Our FAX number is (612) 223-4194.

    Transfers made pursuant to a telephone call are subject to the same conditions and procedures as would apply to written transfer requests. During periods of marked economic or market changes, policy owners may experience difficulty in implementing a telephone transfer due to a heavy volume of telephone calls. In such a circumstance, policy owners should consider submitting a written transfer request while continuing to attempt a telephone redemption. We reserve the right to restrict the frequency of, or otherwise modify, condition, terminate or impose charges upon, telephone transfer privileges. For more information on telephone transfers, contact us.
    While for some policy owners we have used a form to pre-authorize telephone transactions, we now make this service automatically available to all policy owners. We will employ reasonable procedures to satisfy ourselves that instructions received from policy owners are genuine and, to the extent that we do not, we may be liable for any losses due to unauthorized or fraudulent instructions. We require policy owners to identify themselves in those telephone conversations through policy numbers, social security numbers and such other information as we may deem to be reasonable. We record telephone transfer instruction conversations and we provide the policy owners with a written confirmation of the telephone transfer.
    The maximum amount of actual cash value to be transferred out of the guaranteed principal account to the sub-accounts of the Variable Life Account may be limited to 20 percent of the guaranteed principal account balance. Transfers to or from the guaranteed principal account may be limited to one such transfer per policy year. Neither of these restrictions will apply when you are transferring all of the policy value to the guaranteed principal account as a conversion privilege.
    Transfers from the guaranteed principal account must be made by a written or telephone request. It must be received by us or postmarked in the 30-day period before or after the last day of the policy year. Written requests for transfers which meet these conditions will be effective after we approve and record them at our home office. Currently, we do not impose such restrictions.
    In the case of a transfer, the charge is assessed against the amount transferred.

LAPSE    Your Policy may lapse in one of two ways: (1) if a scheduled premium is not paid; or (2) if there is no actual cash value when there is a policy loan.
    As a scheduled premium policy, your Policy will lapse if a premium is not paid on or before the date it is due or within the 31-day grace period provided by the Policy. You may pay that premium during the 31-day period immediately following the premium due date. Your premium payment, however, must be received in our home office within the 31-day grace period. The insurance provided by this Policy will continue during this 31-day period. If the second death occurs during the 31-day grace period, we will deduct a premium for the 31-day grace period from the death proceeds.
    If a Policy covers an insured in a sub-standard risk class, the portion of the scheduled premium equal to the charge for such risk will continue to be payable notwithstanding the adjustment to a stop premium mode. As with any scheduled premium, failure to pay the premium for the sub-standard risk within the grace period provided will cause the Policy to lapse.
    If scheduled premiums are paid on or before the dates they are due or within the grace period, absent any policy loans, the Policy will remain in force even if the investment results of the sub-accounts have been so unfavorable that the actual cash value has decreased to zero. However, should the actual cash value decrease to zero while there is an outstanding policy loan the Policy will lapse, even if the Policy was paid-up and all scheduled premiums had been paid.
    If the Policy lapses because not all scheduled premiums have been paid or if a Policy with a policy loan has no actual cash value, we will send you a notice of default that will indicate the payment required to keep the Policy in force on a premium paying basis. If the payment is not received within 31 days after the date of mailing the notice of default, the Policy will terminate or the nonforfeiture benefits will apply. For more information on lapse, see "Avoiding Lapse" on page 22.
    If at the time of any lapse a Policy has a surrender value, that is, an amount remaining after subtracting from the actual cash value all unpaid policy charges, it will be used to purchase extended term insurance. The extended term benefit is a fixed life insurance benefit calculated on the 1980 Commissioners Standard Ordinary Mortality Tables with 4 percent interest. As an alternative to the extended term insurance, you may have the surrender value paid to you in a single sum payment, thereby terminating the Policy. Unless you request a single sum payment of your surrender value within 62 days of the date of the first unpaid premium, we will apply it to purchase extended term insurance, payable at the second death.
    The duration of the extended term benefit is determined by applying the surrender value of your Policy as of the end of the grace period as a net single premium to buy fixed benefit term insurance. The extended term benefit is not provided through the Variable Life Account and the death benefit will not vary during the extended term insurance period. The amount of this insurance will be equal to the face amount of your Policy, less the amount of any policy loans at the date of lapse. During the extended term period a Policy has a surrender value equal to the reserve for the insurance coverage for the remaining extended term period. At the end of the extended term period all insurance provided by your Policy will terminate and the Policy will have no further value.
    You may arrange for automatic premium loans to keep the Policy in force in the event that a scheduled premium payment is not made. For more information on this option, please see the heading "Policy Loans" in this prospectus on page 26.

REINSTATEMENT    At any time within three years from the date of lapse you may ask us to restore your Policy to a premium paying status. We will require:

(1) your written request to reinstate the Policy;

(2) that you submit to us at our home office during the lifetime of both insureds evidence satisfactory to us of the insurability of both insureds so that we may have time to act on the evidence during the lifetime of both insureds; and

(3) at our option a premium payment which is equal to all overdue premiums with interest at a rate not to exceed 6 percent per annum compounded annually and any policy loan in effect at the end of the grace period following the date of default with interest at a rate not exceeding 8 percent per annum compounded annually. At the present time we do not require the payment of all overdue premiums.
    If your Policy is reinstated, it will be contestable for two years from the date of reinstatement as to representations contained in your request to reinstate.
    After a lapse and reinstatement, the reinstated Policy may be adjusted. The standard minimum requirements for adjustments will continue to apply, as described under the section "Restrictions on Adjustments" in this prospectus on page 16.

AVOIDING LAPSE    If your Policy has sufficient loan value, you can avoid a
lapse due to the failure to pay a scheduled premium by arranging for an automatic premium loan. The effect of a policy loan on policy values and the restrictions applicable thereto are described under the caption "Policy Loans" on page 26 of this prospectus. An automatic premium loan is particularly advantageous for a policy owner who contemplates early repayment of the amount loaned, since it permits the policy owner to restore policy values without additional sales and underwriting charges. Automatic premium loans for the long term are generally not advantageous.
    You may also avoid a lapse due to the failure to pay a scheduled premium by adjusting your Policy to a stop premium mode. The greater of your policy value or tabular cash value will be used to determine a new plan of insurance based on the greater of the then current face amount or death benefit of the Policy and the assumption that no further base premiums will be paid. The new plan may be a term or protection plan, but unlike other term plans there will be no reduced face amount of coverage at the time the tabular cash value is scheduled to expire because no further premiums will be payable. If at that time the Policy has a surrender value, it will be used either to purchase extended term coverage or it will be paid to you in a single sum thereby terminating the Policy.
    The insurance coverage resulting from an adjustment to a stop premium mode is similar to the coverage available under the extended term option in that under both, the coverage is available only for a limited period of time. The arrangements are, however, fundamentally different. Extended term coverage is a fixed benefit with fixed cash values providing a longer guaranteed period of coverage than the same amount applied as a stop premium. The stop premium mode provides variable insurance with an actual cash value and, under the Protection Option, a death benefit that will vary to reflect any investment experience of selected sub-accounts and the deduction of smaller cost of insurance charges than the maximum charges derived from the 1980 CSO mortality tables. Because the actual cash value continues to exist, policy charges assessed to the actual cash value will continue to be made while the Policy is on stop premium. For example, if a Policy covers an insured in a sub-standard risk class, the portion of the scheduled premium equal to the charge for such risk will continue to be payable.
    There are also other differences which should be considered. In general, if you contemplate resuming premium payments at a future date, the stop premium mode may be more desirable in that you may resume premium payments at any time without evidence of insurability, while the reinstatement option available during the extended term period requires proof of insurability and must be exercised within three years following the date of lapse.
    If you do not contemplate resuming premium payments, your choice between permitting your Policy to lapse and adjusting it to a stop premium mode should depend on, first, whether the surrender value of your Policy at that time exceeds its tabular cash value and, second, whether you expect your Policy's policy value to exceed its tabular cash value in the future. If at the time of possible lapse your Policy's surrender value is less than its tabular cash value, you should consider adjusting to a stop premium mode because the period of insurance coverage will be based on the higher tabular cash value while the period of extended term coverage upon lapse would be computed on the basis of the lower surrender value. If the two values are the same, the period of guaranteed coverage under the extended term option will be longer than under the stop premium mode. Thus, you should be sure that the benefit of using the higher tabular cash value is not offset by the shorter period of guaranteed insurance coverage usually resulting from the stop premium mode.
    On the other hand, if the surrender value of your Policy exceeds its tabular cash value, you should evaluate the benefit of a guaranteed longer period of insurance coverage under the extended term option against the possibility of longer coverage under the stop premium mode. With the stop premium mode there may be an available policy value at the end of the plan which could be used to continue the face amount of the Policy to a later time than provided under the extended term option. In considering this possibility, you should keep in mind that a Policy with the Cash Option death benefit is more likely to have a higher policy value than a comparable Policy with the Protection Option death benefit.

POLICY VALUES
    The Policy has an actual cash value which varies with the investment experience of the guaranteed principal account and the sub-accounts of the Variable Life Account. Depending upon the death benefit selected, the death benefit may also vary although it will never be less than the then current face amount. Net premiums, namely premiums after the deduction of all charges, will be allocated to the guaranteed principal account or sub-accounts of the Variable Life Account selected by you on your application for the Policy.
    The value of the Policy's interest in the guaranteed principal account and the sub-accounts of the Variable Life Account is known as its actual cash value. It is determined separately for your guaranteed principal account actual cash value and for your separate account actual cash value. The separate account actual cash value will include all sub-accounts of the Variable Life Account. Unlike a traditional fixed benefit life insurance policy, a Policy's actual cash value cannot be determined in advance, even if scheduled premiums are made when required, because the separate account actual cash value varies daily with the investment performance of the sub-accounts of the Variable Life Account in which the Policy participates. Even if the policy owner continues to pay scheduled premiums when due, the separate account actual cash value of a Policy could decline to zero because of unfavorable investment experience and the assessment of charges. Upon request, we will tell you the actual cash value of your Policy. We will also send you a report each year on the policy anniversary advising you of your Policy's actual cash value, the face amount and the death benefit as of the date of the report. It will also summarize Policy transactions during the year. It will be as of a date within two months of its mailing.
    The guaranteed principal account actual cash value is the sum of all net premium payments allocated to the guaranteed principal account. This amount will be increased by any interest, dividends, loan repayments, policy loan interest credits and transfers into the guaranteed principal account. This amount will be reduced by any policy loans, unpaid policy loan interest, partial surrenders, transfers into the sub-accounts of the Variable Life Account and charges assessed against your guaranteed principal account actual cash value. Interest is credited on the guaranteed principal account actual cash value of your Policy. Interest is credited daily at a rate of not less than 4 percent per year, compounded annually. We guarantee this minimum rate for the life of the Policy without regard to the actual experience of the general account. As conditions permit, we will credit additional amounts of interest to the guaranteed principal account actual cash value. Your guaranteed principal account actual cash value is guaranteed by us. It cannot be reduced by any investment experience of the general account.
    The portion of a Policy's separate account actual cash value is determined separately. The separate account actual cash value is not guaranteed. The determination of the separate account actual cash value is made by multiplying the current number of sub-account units credited to a Policy by the current sub-account unit value. A unit is a measure of your Policy's interest in a sub-account. The number of units credited with respect to each net premium payment is determined by dividing the portion of the net premium payment allocated to each sub-account by the then current unit value for that sub-account. The number of units so credited is determined as of the end of the valuation period during which we receive your premium at our home office.
    Once determined, the number of units credited to your Policy will not be affected by changes in the unit value. However, the number will be increased by the allocation of subsequent net premiums, nonrepeating premiums, dividends, loan repayments, loan interest credits and transfers to that sub-account. The number of units of each sub-account credited to your Policy will be decreased by policy charges to the sub-account, policy loans and loan interest, transfers from that sub-account and partial surrenders from that sub-account. Such number of sub-account units will decrease to zero on a policy surrender, the purchase of extended term insurance or termination.
    The unit value of a sub-account will be determined on each valuation date. The amount of any increase or decrease will depend on the net investment experience of that sub-account. The value of a unit for each sub-account was originally set at $1.00 on the first valuation date. For any subsequent valuation date, its value is equal to its value on the preceding valuation date multiplied by the net investment factor for that sub-account for the valuation period ending on the subsequent valuation date.
    The net investment factor for a valuation period is: the gross investment rate for such valuation period, less a deduction for the mortality and expense risk charge under this Policy which is assessed at an annual rate of .50 percent against the average daily net assets of each sub-account of the Variable Life Account. The gross investment rate is equal to:

(1) the net asset value per share of a Fund share held in the sub-account of the Variable Life Account determined at the end of the current valuation period; plus

(2) the per share amount of any dividend or capital gain distributions by the Fund if the "ex-dividend" date occurs during the current valuation period; with the sum divided by

(3) the net asset value per share of that Fund share held in the sub-account determined at the end of the preceding valuation period.

    We determine the value of the units in each sub-account on each day on which the Portfolios of the Fund are valued. The net asset value of the Fund's shares is computed once daily, and, in the case of the Money Market Portfolio, after the declaration of the daily dividend, as of the primary closing time for business on the New York Stock Exchange (as of the date hereof the primary close of trading is 3:00 p.m. (Central Time), but this time may be changed) on each day, Monday through Friday, except (i) days on which changes in the value of the Fund's portfolio securities will not materially affect the current net asset value of the Fund's shares, (ii) days during which no Fund's shares are tendered for redemption and no order to purchase or sell the Fund's shares is received by the Fund and (iii) customary national business holidays on which the New York Stock Exchange is closed for trading (as of the date hereof, New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day).
    Although the actual cash value for each Policy is determinable on a daily basis, we update our records to reflect that value on each monthly anniversary. We also make policy value determinations on the date of the second death and on a policy adjustment, surrender, and lapse. When the policy value is determined, we will assess and update to the date of the transaction those charges made against your actual cash value, namely the administration charge not to exceed $15 per month, the face amount guarantee charge not to exceed 3 cents per thousand of face amount per month, and the cost of insurance charge. Increases or decreases in policy values will not be uniform for all Policies but will be affected by policy transaction activity, cost of insurance charges and the existence of policy loans.
    To illustrate the operation of the Policy under various assumptions, we have prepared several tables, along with additional explanatory text, that may be of assistance. For these tables, please see Appendix I, "Illustrations of Policy Values, Death Benefits and Premiums," found on page 74 of this prospectus. For additional materials and tables, including values after policy charges, please see Appendix II, Summary of Policy Charges, found on page 84 of this prospectus.

DEATH BENEFIT OPTIONS
    The death benefit provided by the Policy depends upon the death benefit option you choose. You may choose one of two available death benefit options--the Cash Option or the Protection Option. If you fail to make an election, the Cash Option will be in effect. The scheduled premium for a Policy is the same no matter which death benefit option is chosen.
    Under the Cash Option, the death benefit will be the current face amount at the time of the second death. The death benefit will not vary unless the policy value exceeds the net single premium for the then current face amount.
    Under the Protection Option, the death benefit will be the policy value, plus the larger of:

(a) the then current face amount; and

(b) the amount of insurance which could be purchased using the policy value as a net single premium.

    The Protection Option is only available until the policy anniversary nearest the younger insured's age 70. At the policy anniversary nearest the younger insured's age 70, the Protection Option death benefit is automatically converted to the Cash Option death benefit. At that time, we will automatically adjust your Policy and adjust the face amount to equal the death benefit immediately preceding the adjustment.
    You should select the death benefit option that best meets your needs and objectives. The Protection Option results primarily in an increased death benefit. If you are satisfied with the amount of your insurance coverage and wish to have any favorable investment results reflected to the maximum extent in increasing actual cash values, you should choose the Cash Option. In addition, there are other distinctions between the two options which may influence your selection. In the event of a superior investment performance, the Cash Option will result in a Policy becoming paid-up more rapidly than the Protection Option. This is because of larger cost of insurance charges under the Protection Option resulting from the additional amount of death benefit provided under that option. But under the Cash Option favorable investment experience does not increase the death benefit unless the policy value exceeds the net single premium for the then current face amount, and the beneficiary will not benefit from any larger actual cash value which exists at the time of the second death because of the favorable investment experience.
    You may elect to have the death benefit option changed while the Policy is in force by filing a written request with us at our home office. We may require that you provide us with satisfactory evidence of the insurability of both insureds before we make a change to the Protection Option. The change will take effect when we approve and record it in our home office. A change in death benefit option may have federal income tax consequences. See the heading "Federal Tax Status" in this prospectus on page 36.
    The amount payable as death proceeds upon the second death will be the death benefit provided by the Policy, plus any additional insurance provided by an additional benefit agreement, if any, minus any policy charges and minus any policy loans. In addition, if the Cash Option death benefit is in effect at the second death, we will pay to the beneficiary any part of a paid premium that covers the period from the end of the policy month in which the second death occurred to the date to which premiums are paid.

VARIATIONS IN DEATH BENEFIT
PROTECTION OPTION    The death benefit provided by the Protection Option will
vary with the investment experience of the allocation options selected by the policy owner, any interest credited as a result of a policy loan and the extent to which we assess lower insurance charges than those maximums derived from the 1980 Commissioners Standard Ordinary Mortality Tables.
    The amount of the death benefit is equal to the policy value, plus the larger of:

(a) the then current face amount; and

(b) the amount of insurance which could be purchased using the policy value as a net single premium.

CASH OPTION    As noted, the death benefit under the Cash Option does not vary from the Policy's face amount until the policy value exceeds the net single premium for the current face amount. At this point, the death benefit under the Cash Option is the greater of the face amount of the Policy when it became paid-up or the amount of insurance which could be purchased at the date of the second death by using the policy value as a net single premium based upon the policy assumptions as defined in your Policy. The policy value of a Policy will never exceed the net single premium for a death benefit payable at the second death.
    A Policy is paid-up when no additional premiums are required to provide the face amount of insurance. We may or may not accept additional premiums. When a Policy becomes paid-up, the policy value will then equal or exceed the net single premium needed to purchase an amount of insurance equal to the face amount of the Policy. However, its actual cash value will continue to vary daily to reflect the investment experience of the Variable Life Account and any interest credited as a result of a policy loan. Once a Policy becomes paid-up, it will always retain its paid-up status regardless of any subsequent decrease in its policy value. However, on a paid-up Policy with indebtedness, where the actual cash value decreases to zero, a loan repayment may be required to keep the Policy in force. See the discussion in this prospectus under the heading "Policy Loans," below.
    We will make a determination on each policy anniversary as to whether a Policy is paid-up. When a Policy becomes paid-up, we will send you a new page 1.
    For an illustration of the calculation of the death benefit under the Policy options, please see Appendix III, "Illustration of Death Benefit Calculation," on page 89 of this prospectus.

POLICY LOANS
    You may borrow from us using only your Policy as the security for the loan. The total amount of your loan may not exceed 90 percent of your policy value. A loan taken from, or secured by a Policy, may have federal income tax consequences. See the heading "Federal Tax Status" in this prospectus on page 36.
    The policy value is the actual cash value of your Policy plus any policy loan. Any policy loan paid to you in cash must be in an amount of at least $100. Policy loans in smaller amounts are allowed under the automatic premium loan provision. We will deduct interest on the loan in arrears. At your request, we will send you a loan request form for your signature. You may also obtain a policy loan by calling Minnesota Mutual between the hours of 8:00 a.m. and 4:30 p.m., Central Time, our regular business hours. Should you make a telephone call to us you will be asked, for security purposes, for your personal identification and policy number. The Policy will be the only security required for your loan. Your policy value will be determined as of the date we receive your written request at our home office.
    When you take a loan, we will reduce the actual cash value. It will be reduced by the amount you borrow and any unpaid interest. Unless you direct us otherwise, the policy loan will be taken from your guaranteed principal account actual cash value and separate account actual cash value in the same proportion that those values bear to each other and, as to the actual cash value in the separate account, from each sub-account in the proportion that the actual cash value in such sub-account bears to your actual cash value in all of the sub-accounts. The number of units to be cancelled will be based upon the value of the units as of the end of the valuation period during which we receive your loan request at our home office. This amount shall be transferred to the loan account. The loan account continues to be part of the Policy in the general account. A policy loan has no immediate effect on policy value since at the time of the loan the policy value is the sum of your actual cash value and any policy loan.
    The actual cash value of your Policy may decrease between premium due dates. If your Policy has indebtedness and no actual cash value, the Policy will lapse. In this event, to keep your Policy in force, you will have to make a loan repayment. We will give you notice of our intent to terminate the Policy and the loan repayment required to keep it in force. The time for repayment will be within 31 days after our mailing of the notice.

POLICY LOAN INTEREST    The interest rate on a policy loan will not be more than
the rate shown on page 1 of your Policy. The interest rate charged on a policy loan will not be more than that permitted in the state in which the Policy is delivered.
    Policy loan interest is due on the date of the second death, on a policy adjustment, surrender, lapse, a policy loan transaction and on each policy anniversary. If you do not pay the interest on your loan in cash, your policy loan will be increased and your actual cash value will be reduced by the amount of the unpaid interest. The new loan will be subject to the same rate of interest as the loan in effect.
    Interest is also credited to your Policy when there is a policy loan. Interest credits on a policy loan shall be at a rate which is not less than your policy loan interest rate minus 2 percent per annum. Policy loan interest credits are allocated to your actual cash value as of the date of the second death, on a policy adjustment, surrender, lapse, a policy loan transaction and on each policy anniversary. Interest credits are allocated to the guaranteed principal account and separate account following your instructions to us. We will use your instructions for the allocation of net premiums. In the absence of such instructions, this amount will be allocated to the guaranteed principal account actual cash value and separate account actual cash value in the same proportion that those values bear to each other and, as to the actual cash value in the separate account, to each sub-account in the proportion that the actual cash value in such sub-account bears to your actual cash value in all of the sub-accounts.
    Currently, the loan account credits interest, as described above, at a rate which is not less than your policy loan interest rate minus 2 percent per annum. However, depending on the insured's age and the period of time that the Policy has been in force, we may credit the Policy with interest at a more favorable rate. Under our current procedures, if all the conditions are met then your loan will be credited at a rate which is equal to the policy loan rate minus .75 percent per annum. The conditions which must be met are: (a) the age of either insured must be age 55 or older as of the last policy anniversary; and (b) the number of years during which the Policy has been in force as a VAL-SD Policy, must be greater than or equal to 10.
    Policy loans may also be used as automatic premium loans to keep your Policy in force. If you asked for this service in your application, or if you write us and ask for this service after your Policy has been issued, we will make automatic premium loans. You can also write to us at any time and tell us you do not want this service. If you have this service and you have not paid the premium that is due before the end of the grace period, we will make a policy loan to pay the premium. Interest on such a policy loan is charged from the date the premium was due. However, in order for an automatic premium loan to occur, the amount available for a loan must be enough to pay at least a quarterly premium. If the loan value is not enough to pay at least a quarterly premium, your Policy will lapse.

POLICY LOAN REPAYMENTS    If your Policy is in force, your loan can be repaid in
part or in full at any time before the second death. Your loan may also be repaid within 60 days after the date of the second death, if we have not paid any of the benefits under the Policy. Any loan repayment must be at least $100 unless the balance due is less than $100. When implemented, we will waive this minimum loan repayment provision for loan repayments made under our automatic payment plan where loan repayments are in an amount of at least $25.
    Loan repayments are allocated to the guaranteed principal account until all loans from the guaranteed principal account have been repaid, thereafter, loan repayments are allocated to the guaranteed principal account or the sub-accounts of the Variable Life Account as you direct. In the absence of your instructions, loan repayments will be allocated to the guaranteed principal account actual cash value and separate account actual cash value in the same proportion that those values bear to each other and, as to the actual cash value in the separate account, to each sub-account in the proportion that the actual cash value in such sub-account bears to your actual cash value in all of the sub-accounts.
    Loan repayments reduce your loan account by the amount of the loan repayment.
    A policy loan, whether or not it is repaid, will have a permanent effect on the policy value because the investment results of the sub-accounts will apply only to the amount remaining in the sub-accounts. The effect could be either positive or negative. If net investment results of the sub-accounts are greater than the amount being credited on the loan, the policy value will not increase as rapidly as it would have if no loan had been made. If investment results of the sub-accounts are less than the amount being credited on the loan, the policy value will be greater than if no loan had been made. For an example of the effect of a policy loan on a Policy and its death benefit, please see Appendix IV, "Policy Loan Example," in this prospectus on page 90.

SURRENDER
    You may request a surrender or partial surrender of your Policy at any time while either insured is living. On surrender, the surrender value of the Policy is the actual cash value minus unpaid policy charges which are assessed against actual cash value. The determination of the surrender value is made as of the end of the valuation period during which we receive your surrender request at our home office. You may surrender the Policy by sending us the Policy and a written request for its surrender. You may request that the surrender value be paid to you in cash or, as an alternative, you may request that the surrender value be applied on a settlement option or to provide extended term insurance.
    A partial surrender of the actual cash value of the Policy is also permitted in any amount of $500 or more. In addition, the amount of a partial surrender may not exceed the amount available as a policy loan. With the Cash Option death benefit, if the Policy is paid-up, the face amount of the Policy will be reduced by the amount of the partial surrender.
    If the Policy is paid-up, the death benefit is reduced so as to retain the same ratio between the policy value and the death benefit of the Policy as existed prior to the partial surrender. With the Protection Option death benefit, the face amount of the Policy is not changed by the amount of the partial surrender. However, if the Policy is not paid-up, the death benefit of the Policy is reduced by the amount of the partial surrender; if the Policy is paid-up, the death benefit of the Policy is reduced so as to retain the ratio between the policy value and the death benefit of the Policy as existed prior to the partial surrender.
    We are currently waiving these restrictions requiring a minimum amount for a partial surrender where a partial withdrawal from a Policy, which is on stop premium, is being used to pay premiums for sub-standard risks or premiums on any benefits and riders issued as part of the Policy. Transaction fees otherwise applicable to such a partial surrender are also waived.
    On a partial surrender, you may tell us which Variable Life Account sub-accounts from which a partial surrender is to be taken or whether it is to be taken in whole or in part from the guaranteed principal account. If you do not, partial surrenders will be deducted from your guaranteed principal account actual cash value and separate account actual cash value in the same proportion that those values bear to each other and, as to the actual cash value in the separate account, from each sub-account in the proportion that the actual cash value in such sub-account bears to your actual cash value in all of the sub-accounts. We will tell you, on request, what amounts are available for a partial surrender under your Policy.
    Payment of a surrender or partial surrender will be made as soon as possible, but not later than seven days after our receipt of your written request for surrender. However, an exception to this is that if any portion of the actual cash value to be surrendered is attributable to a premium or nonrepeating premium payment made by non-guaranteed funds such as a personal check, we will delay mailing that portion of the surrender proceeds until we have reasonable assurance that the payment has cleared and that good payment has been collected. The amount you receive on surrender may be more or less than the total premiums paid to your Policy.

FREE LOOK
    It is important to us that you are satisfied with this Policy after it is issued. If you are not satisfied with it, you may return the Policy to us or your agent by the later of: (a) ten days after you receive it; (b) 45 days after you have signed the application; or (c) ten days after we mail to you a notice of your right of withdrawal. If you return the Policy, you will receive within seven days of the date we receive your notice of cancellation a full refund of the premiums you have paid.
    If the Policy is adjusted, as described under the heading "Policy Adjustments" in this prospectus on page 14, and if the adjustment results in an increased premium, you will again have a right to examine the Policy and you may return the Policy within the time periods stated in the immediately preceding paragraph. If you return the Policy, the requested premium adjustment will be cancelled. You will receive a refund of the additional premiums paid within seven days of the date we receive your notice of cancellation for that adjustment.

CONVERSION
    As a conversion privilege, you can obtain fixed insurance coverage by transferring all of the policy value to the guaranteed principal account and thereafter allocating all premiums to that account.

POLICY EXCHANGE
    So long as both insureds are alive, you may ask us to exchange this Policy for two individual policies, insuring each of the insureds separately. We will require evidence of insurability to make the exchange. The two new policies will be issued on the variable or fixed policy form we are using on the date of the exchange; each new policy will have one-half the death benefit, cash value, loan and dividends of this Policy.

POLICY CHARGES
PREMIUM CHARGES    Premium charges vary depending on whether the premium is a scheduled premium or a nonrepeating premium. Generally, the word "premium" when used in this prospectus means a scheduled premium only. Charges for sub-standard risks and for additional benefits are deducted from the premium, to calculate the base premium.
    From base premiums we deduct a sales load, an underwriting charge, a premium tax charge and a federal tax charge.

(1) The SALES LOAD consists of a deduction from each premium of 7 percent and it may also include a first year sales load deduction not to exceed 23 percent. The first year sales load will apply only to base premiums, scheduled to be paid in the twelve month period following either the policy date, or any policy adjustment involving an increase in base premium or any policy adjustment occurring during a period when a first year sales load is being assessed. It will also apply only to that portion of an annual base premium necessary for an original issue whole life plan of insurance. In other words, for base premiums greater than this whole life premium, the amount of the base premium in excess of such whole life base premium will be subject only to the 7 percent basic sales load.
        Only adjustments that involve an increase in base premium will result in additional first year sales load being assessed on that increase in premium. If any adjustment occurs during a period when a first year sales load is being collected and the adjustment results in an increase in base premium, an additional first year sales load, not to exceed 23 percent of the increase in base premium, will be added to the uncollected portion of the first year sales load that was being collected prior to the adjustment. This total amount of first year sales load will then be collected during the 12 month period following the adjustment.
        If any adjustment occurs during the 12 month period when a first year sales load is being collected and the adjustment does not result in an increase in base premium, the first year sales load percentage, not to exceed 23 percent, that was in effect prior to the adjustment is multiplied by the base premium in effect after the adjustment; this number is then multiplied by a fraction equal to the number of months remaining in the previous 12 month period divided by 12. This amount of first year sales load will then be collected during the 12 month period following the adjustment.
        All of the sales load charges are designed to average not more than

    9 percent of the base premiums over the lesser of: the joint life expectancy of the insureds at policy issue or adjustment; or 15 years from the policy issue or adjustment; or the premium paying period.
    Compliance with the 9 percent ceiling will be achieved by reducing the amount of the first year sales load, if necessary. For examples of how we compute sales load charges, see the heading "Examples of Sales Load Computations" in this prospectus on page 32.
        The sales load is designed to compensate us for distribution expenses incurred with respect to the Policies. The amount of the sales load in any policy year cannot be specifically related to sales expenses for that year. To the extent that sales expenses are not recovered from the sales load, we will recover them from our other assets or surplus including profits from mortality and expense risk charges.

(2) The UNDERWRITING CHARGE currently is an amount not to exceed $10 per $1,000 of face amount of insurance. This amount may vary by the age of the insureds and the premium level for a given amount of insurance. This charge is made ratably from premiums scheduled to be made during the first policy year and during the twelve months following certain policy adjustments. The underwriting charge is designed to compensate us for the administrative costs associated with issuance or adjustment of the Policies, including the cost of processing applications, conducting medical exams, classifying risks, determining insurability and risk class and establishing policy records. This charge is not guaranteed, so that on a policy adjustment the then current underwriting charge will apply to any increase in face amount which requires new evidence of insurability. In the event of a policy adjustment which results in a face amount increase and no base premium, you must then remit the then current underwriting charge to us prior to the effective date of the adjustment or we will assess the charge against your actual cash value as a transaction charge on adjustment. The underwriting charge is not expected to be a source of profit to us.

(3) The PREMIUM TAX CHARGE of 2.5 percent is deducted from each base premium. This charge is designed to cover the aggregate premium taxes we pay to state and local governments for this class of policies. This charge is not guaranteed and may be increased in the future, but only as necessary to cover our premium tax expenses.

(4) The FEDERAL TAX CHARGE of 1.25 percent is deducted from each base premium. This charge is designed to cover a federal tax related to premium payments. This charge is not guaranteed and may be increased in the future, but only as necessary to cover the federal tax related to premium payments.

CHARGES TAKEN FROM BASE
        PREMIUM            PLUS, IN THE FIRST YEAR
------------------------  -------------------------
 7.00% Sales Load         Additional Sales
 1.25% Federal Tax        Load (up to 23%)
 2.50% Premium Tax        Underwriting Charge
-------------------
10.75% Total              (up to $10/$1000 of
                           Insurance Coverage)

NONREPEATING PREMIUMS    Nonrepeating premiums are currently subject to the 2.5
percent premium tax charge and the 1.25 percent federal tax charge, but not to a sales load charge. No underwriting charge is assessed against nonrepeating premiums.

ACTUAL CASH VALUE CHARGES    In addition to deductions from premiums and
nonrepeating premiums, we assess from the actual cash value of a Policy an administration charge, the face amount guarantee charge, certain transaction charges and the cost of insurance charge. These charges are as follows:

(1) The ADMINISTRATION CHARGE is designed to cover certain of our administrative expenses, including those attributable to the records maintained for your Policy. The administration charge is guaranteed not to exceed $15 per month. Currently we charge $10 per month. This charge is not expected to be a source of profit to us.

(2) The FACE AMOUNT GUARANTEE CHARGE is guaranteed not to exceed 3 cents per thousand dollars of face amount per month. Currently we charge 2 cents per thousand dollars. This charge is designed to compensate us for our guarantee that the death benefit will always be at least equal to the current face amount in effect at the time of the second death regardless of the investment performance of the sub-accounts in which net premiums have been invested. The face amount of a Policy at issue or adjustment and the appropriate premium therefor reflect a "tabular cash value" (defined on page 15 above) based upon an assumed annual rate of return of 4 percent. If the policy value is less than the tabular cash value at the time of the second death, it will not be sufficient to support the face amount of the Policy under the actuarial assumptions made in designing the Policy. The face amount guarantee is a guarantee that the face amount will be available as a death benefit notwithstanding the failure of the Policy to perform in accordance with the assumptions made in its design. Thus, even if the policy value should be less than the amount needed to pay the deductions to be made from the actual cash value on the next monthly policy anniversary, see discussion below, the Policy's guaranteed death benefit will remain in effect and the Policy will remain in force.

(3) The TRANSACTION CHARGES are for expenses associated with processing transactions. There is a charge of $95 for each policy adjustment. We also reserve the right to make a charge, not to exceed $25, for each transfer of actual cash value among the guaranteed principal account and the sub-accounts of the Variable Life Account. Currently we charge $10 only for non-systematic transfers in excess of four per year. Establishing a systematic transfer program will be deemed to be a non-systematic transfer for purposes of determining the transfer charge. If the only policy adjustment is a partial surrender, the transaction charge shall be the lesser of $95 or 2 percent of the amount surrendered.

(4) The COST OF INSURANCE CHARGE compensates us for providing the death benefit under a Policy. The charge is calculated by multiplying the net amount at risk under your Policy by a rate which is based on the age, gender, risk class, and the smoking habits of each insured. The rate also reflects the plan of insurance and any policy adjustments since issue. The rate is guaranteed not to exceed the maximum charges for mortality derived from the 1980 Commissioners Standard Ordinary Mortality Tables. The net amount at risk is the death benefit under your Policy less your policy value. Where circumstances require, we will base our rates on "unisex," rather than sex-based, mortality tables.

    Administration, face amount guarantee and cost of insurance charges are assessed against your actual cash value on the monthly policy anniversary. In addition, such charges are assessed on the occurrence of the second death, policy surrender, lapse or a policy adjustment. Transaction charges are assessed against your actual cash value at the time of a policy adjustment or when a transfer is made. In the case of a transfer, the charge is assessed against the amount transferred. Charges will be assessed against your guaranteed principal account actual cash value and separate account actual cash value in the same proportion that those values bear to each other and, as to the actual cash value in the separate account, from each sub-account in the proportion that the actual cash value in such sub-account bears to your actual cash value in all of the sub-accounts.

                      CHARGES TAKEN FROM ACTUAL CASH VALUE
                     -------------------------------------
- Administration Charge
- Face Amount Guarantee Charge
- Cost of Insurance Charge
- Transaction Charge

SEPARATE ACCOUNT CHARGES    We assess a mortality and expense risk charge
directly against the assets held in the Variable Life Account. The mortality and expense risk charge compensates us for assuming the risks that cost of insurance charges will be insufficient to cover actual mortality experience and that the other charges will not cover our expenses in connection with the Policy. The mortality and expense risk charge is deducted from Variable Life Account assets on each valuation date at an annual rate of .50 percent of the average daily net assets of the Variable Life Account.

    We reserve the right to charge or make provision for any taxes payable by us with respect to the Variable Life Account or the Policies by a charge or adjustment to such assets. No such charge or provision is made at the present time.

                      CHARGES TAKEN FROM SEPARATE ACCOUNT
                     -------------------------------------
- .50% Mortality and Expense Risk Charge

EXAMPLES OF SALES LOAD COMPUTATIONS As noted previously, all sales load charges are designed to average not more than 9 percent of base premiums over the lesser of: the joint life expectancy of the insureds at policy issue or adjustment, or 15 years from the policy issue or adjustment; or the premium paying period. A number of examples of sales load computations are included in Appendix V, Example of Sales Load Computation, in this prospectus on page 91.
    It should be noted from the above that the sales load charges are designed to be spread over time and they assume a continuation of the Policy. Early adjustment of the Policy to lower premium levels or early surrender of policy values will have the effect of increasing the portion of premium payments used for sales load charges. In addition, because a first year sales load is applied to increases in premium, a pattern of adjustments should be avoided where a decreased premium schedule is followed by a subsequent increase in premium.

OTHER POLICY PROVISIONS
    Additional Benefits When a Policy is issued, you may be able to obtain additional policy benefits. These benefits will be provided by a rider to the Policy, which will require the payment of additional premium. The Waiver of Premium Agreement provides for the payment of policy premium in the event of a covered insured's disability. You may add the Waiver of Premium coverage on either or both insureds.
    The Single Life Term Insurance Agreement, which has an extra cost, allows you to purchase a specified amount of additional insurance, on one, specific, named insured. The insurance provided is term insurance, renewable to age 90 and convertible. The premiums are indeterminate, which means that there is a table of renewal premiums that we currently charge, along with a table of guaranteed renewal premiums which are the maximums which we can charge. This agreement is most useful in situations where there is also a need at the death of the first insured.
    The Estate Preservation Agreement permits you to purchase additional four-year term insurance on the death of the designated insured, without evidence of insurability. This right extends for a period of 90 days after the death of that person. Typically, the person you designate will be the younger of the two persons insured under this Policy. In the event that both insureds under this Policy die simultaneously, we will pay nothing under this Agreement. The Estate Preservation Agreement is useful if there is a need to have the Policy owned initially by one or both of the insureds and subsequently to change the ownership to a trust.
    The Short Term Agreement is temporary protection insurance, on a fixed death benefit basis only, issued for a period of time less than a year. It is issued to provide temporary life insurance coverage until the later issue date of the Policy. It may be used in situations where specific policy dating is required, yet insurance coverage is needed immediately. The Short Term Agreement terminates on the policy issue date of the Policy.

BENEFICIARY    When we receive proof satisfactory to us of the second death, we will pay the death proceeds of a Policy to the beneficiary or beneficiaries named in the application for the Policy unless the owner has changed the beneficiary. In that event, we will pay the death proceeds to the beneficiary named in the last change of beneficiary request as provided below. You must give us proof of the first death as soon as is reasonably possible, even though no death benefit is payable at the first death.
    If a beneficiary dies before the second death, that beneficiary's interest in the Policy ends with that beneficiary's death. Only those beneficiaries who are living at the second death will be eligible to share in the death proceeds. If no beneficiary is living at the second death we will pay the death proceeds of this Policy to the owner, if living, otherwise to the owner's estate, or, if the owner is a corporation, to it or its successor.
    If both insureds die under circumstances which make it impossible to determine the order of their deaths, we will assume that the older insured died first.
    You may change the beneficiary designated to receive the proceeds. If you have reserved the right to change the beneficiary, you can file a written request with us to change the beneficiary. If you have not reserved the right to change the beneficiary, the written consent of the irrevocable beneficiary will be required.
    Your written request will not be effective until it is recorded in our home office. After it has been so recorded, it will take effect as of the date you signed the request. However, if the second death occurs before the request has been so recorded, the request will not be effective as to those death proceeds we have paid before your request was recorded in our home office records.

ASSIGNMENT    The Policy may be assigned. The assignment must be in writing and filed at our home office in St. Paul, Minnesota. We assume no responsibility for the validity or effect of any assignment of the Policy or of any interest in it. Any proceeds which become payable to an assignee will be payable in a single sum. Any claim made by an assignee will be subject to proof of the assignee's interest and the extent of the assignment.

SETTLEMENT OPTIONS    The proceeds of a Policy will be payable if the Policy is
surrendered, or we receive proof satisfactory to us of the second death. These events must occur while the Policy is in force. The proceeds will be paid at our home office and in a single sum unless a settlement option has been selected. We will deduct any indebtedness and unpaid charges from the proceeds. Proof of any claim under this Policy must be submitted in writing to our home office.
    We will pay interest on single sum death proceeds from the date of the second death until the date of payment. Interest will be at an annual rate determined by us, but never less than 3 percent.
    The proceeds of a Policy may be paid in other than a single sum and you may, before the second death, request that we pay the proceeds under one of the Policy's settlement options. We may also use any other method of payment that is agreeable between you and us. A settlement option may be selected only if the payments are to be made to a natural person in that person's own right.
    Each settlement option is payable in fixed amounts as described below. The payments do not vary with the investment performance of the Variable Life Account.

OPTION 1--INTEREST PAYMENTS
    This is an annuity based upon the payment of interest on the proceeds at such times and for a period that is agreeable to you and us. Withdrawals of proceeds may be made in amounts of at least $500. At the end of the period, any remaining proceeds will be paid in either a single sum or under any other method we approve.

OPTION 2--PAYMENTS FOR A SPECIFIED PERIOD
    This is an annuity payable for a specified number of years. The amount of guaranteed payments for each $1,000 of proceeds applied is as shown in the Policy. Monthly payments for periods not shown and current rates are available from us at your request.

OPTION 3--LIFE INCOME
    This is an annuity payable monthly during the lifetime of the person who is to receive the income and terminating with the last monthly payment immediately preceding that person's death. We may require proof of the gender and sex of the annuitant. The amount of guaranteed payments for each $1,000 of proceeds applied is as shown in the Policy. Monthly payments for ages not shown and current rates are available from us at your request. It would be possible under this option for the annuitant to receive only one annuity payment if he died prior to the due date of the second annuity payment, two if he died before the due date of the third annuity payment, etc.

OPTION 4--PAYMENTS OF A SPECIFIED AMOUNT
    This is an annuity payable in a specified amount until the proceeds and interest are fully paid.
    If you request a settlement option, you will be asked to sign an agreement covering the election which will state the terms and conditions of the payments. Unless you elect otherwise, a beneficiary may select a settlement option after the second death.
    The minimum amount of interest we will pay under any settlement option is 3 percent per annum. Additional interest earnings, if any, on deposits under a settlement option will be payable as determined by us.

MISSTATEMENT OF AGE    If the date of birth of either insured has been
misstated, the amount of proceeds payable under the Policy will be adjusted to reflect cost of insurance charges based upon the insured's correct date of birth.

INCONTESTABILITY    After a Policy has been in force during the lifetimes of
both insureds for two years from the original policy date, we cannot contest the Policy, except for fraud or for nonpayment of premium. However, if there has been a face amount increase or a reinstatement for which we required evidence of insurability, that increase or the reinstatement will be contestable for two years with respect to information provided at that time, during the lifetimes of both insureds, from the effective date of the increase or the reinstatement.

SUICIDE    If either insured, whether sane or insane, dies by suicide, within two years of the original policy date, our liability will be limited to an amount equal to the premiums paid for the Policy. If there has been a face amount increase for which we required evidence of insurability, and if either insured dies by suicide within two years from the effective date of the increase, our liability with respect to the increase will be limited to an amount equal to the premiums paid for such increase.

DIVIDENDS    The Policies are participating policies. Each year we will determine if this class of Policies and your Policy will share in our divisible surplus. We call your share of this participation a dividend. We do not anticipate that dividends will be declared with respect to these Policies.
    Dividends, if received, may be added to your actual cash value or, if you so elect, they may be paid in cash.
    A dividend applied to actual cash value will be allocated to the guaranteed principal account or to the sub-accounts of the separate account in accordance with your instructions for new premiums. In the absence of instruction, dividends will be allocated to the guaranteed principal account actual cash value and separate account actual cash value in the same proportion that those actual cash values bear to each other and, as to the actual cash value in the separate account, to each sub-account in the proportion that the actual cash value in such sub-account bears to your actual cash value in all of the sub-accounts.

REPORTS    Each year we will send you a report. This report will show your
Policy's status on the policy anniversary. It will include the actual cash value, the face amount and the variable death benefit as of the date of the report. It will also show the premiums paid during the year, policy loan activity and the policy value. The report will be sent to you without cost. The report will be as of a date within two months of its mailing.

PAYMENT OF PROCEEDS    Normally, we will pay any policy proceeds within seven
days after our receipt of all the documents required for such a payment. Other than the death proceeds, which are determined as of the date of the second death, the amount of payment will be determined as of the end of the valuation period during which a request is received at our home office. However, we reserve the right to defer policy payments, including policy loans, for up to six months from the date of your request, if such payments are based upon policy values which do not depend on the investment performance of the Variable Life Account. In that case, if we postpone a payment other than a policy loan payment for more than 31 days, we will pay you interest at 3 percent per annum for the period beyond that time that payment is postponed. For payments based on policy values which do depend on the investment performance of the Variable Life Account, we may defer payment only: (a) for any period during which the New York Stock Exchange is closed for trading (except for normal holiday closing); or (b) when the Securities and Exchange Commission has determined that a state of emergency exists which may make such payment impractical.

--------------------------------------------------------------------------------
                                                                   OTHER MATTERS

FEDERAL TAX STATUS

INTRODUCTION
    The discussion contained herein is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state or other tax laws. In addition, this discussion is based on our understanding of federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of current income tax laws or the current interpretations of the Internal Revenue Service.
    We are taxed as a "life insurance company" under the Internal Revenue Code. The operations of the Variable Life Account form a part of, and are taxed with, our other business activities. Currently, no federal income tax is payable by us on income dividends received by the Variable Life Account or on capital gains arising from the Variable Life Account's activities. The Variable Life Account is not taxed as a "regulated investment company" under the Code and it does not anticipate any change in that tax status.
    In order to qualify as a life insurance contract for federal tax purposes, the Policy must meet the definition of a life insurance contract which is set forth in Section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). The manner in which Section 7702 should be applied to certain features of the Policy offered in this prospectus is not directly addressed by Section 7702 or any guidance issued to date under Section 7702. Nevertheless, Minnesota Mutual believes it is reasonable to conclude that the Policy will meet the
Section 7702 definition of a life insurance contract. In the absence of final regulations or other pertinent interpretations of Section 7702, however, there is necessarily some uncertainty as to whether a Policy will meet the statutory life insurance contract definition, particularly if it insures a substandard risk. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide most of the tax advantages normally provided by a life insurance contract.
    If it is subsequently determined that a Policy does not satisfy Section 7702, Minnesota Mutual may take whatever steps are appropriate and reasonable to attempt to cause such a Policy to comply with Section 7702. For these reasons, Minnesota Mutual reserves the right to restrict Policy transactions as necessary to attempt to qualify it as a life insurance contract under Section 7702.
    Section 817(h) of the Code authorizes the Treasury to set standards by regulation or otherwise for the investments of the Variable Life Account to be "adequately diversified" in order for the Policy to be treated as a life insurance contract for federal tax purposes. The Variable Life Account, through the Fund, intends to comply with the diversification requirements prescribed in Regulations Section 1.817-5, which affect how the Fund's assets may be invested. Although the investment adviser is an affiliate of Minnesota Mutual, Minnesota Mutual does not have control over the Fund or its investments. Nonetheless, Minnesota Mutual believes that each Portfolio of the Fund in which the Variable Life Account owns shares will be operated in compliance with the requirements prescribed by the Treasury.
    In certain circumstances, owners of variable life policies may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their policies. In those circumstances, income and gains from the separate account assets would be includible in the variable life policy owner's gross income. The IRS has stated in published rulings that a variable policy owner will be considered the owner of separate account assets if the policy owner possesses incidents of ownership in those assets, such as the ability to exercise the investment control over the assets. The Treasury Department has also announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the contract owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also states that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.
    The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policy owners were not owners of separate account assets. For example, the owner of a Policy has the choice of more sub-accounts in which to allocate net purchase payments and policy values, and may be able to transfer among sub-accounts more frequently than in such rulings. These differences could result in a policy owner being treated as the owner of the assets of the Variable Life Account. In addition, we do not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. We therefore reserve the right to modify the Policy as necessary to attempt to prevent a policy owner from being considered the owner of a pro rata share of the assets of the Variable Life Account.
    The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS
    In general the policy owner is not currently taxed on any part of his interest until the policy owner actually receives cash from the Policy. As discussed below, taxability is determined by the individual's contributions to the Policy and prior Policy activity. The death benefit under a Policy should, however, be excludable from the gross income of the beneficiary under Section 101(a)(1) of the Code.
    Depending on the circumstances, the exchange of a Policy, the receipt of a Policy in an exchange, a change in the Policy's Death Benefit Option (E.G., a change from Cash Option to Protection Option), a policy loan, a partial surrender, a surrender, a change in ownership, a change of insured, an adjustment of face amount, or an assignment of the Policy may have federal income tax consequences. A person considering any such transaction should consult a tax adviser before effecting the transaction.
    We also believe that policy loans will be treated as indebtedness and will not be currently taxable as income to the policy owner. However, if there is any borrowing against the Policy, whether a modified endowment contract or not, the interest paid on loans may not be tax deductible.
    A surrender or partial surrender of the actual cash values of a Policy may have tax consequences. On surrender, a policy owner generally will not be taxed on values received except to the extent that they exceed the gross premiums paid under the Policy. An exception to this general rule occurs in the case of a partial withdrawal, a decrease in the face amount, or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the policy owner in order for the Policy to continue complying with the Section 7702 definitional limits. In that case, such distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in
Section 7702. Premiums for additional benefits are not used in the calculation for computing the tax on actual cash values. Finally, upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.
    It should be noted, however, that under the Internal Revenue Code the tax treatment described above is available only for policies not described as modified endowment contracts. In general, the tests used in the Code to make such a determination will have an impact on policies which have a high premium in relation to the death benefit. Thus, the Code requires that the cumulative premiums paid on a life insurance policy during the first seven contract years not exceed the sum of the net level premiums which would be paid under a 7-pay life policy ("7-pay test"). If the cumulative premiums during the first seven contract years exceed the 7-pay test, the policy is a modified endowment contract.
    Modified endowment contracts would still be treated as life insurance with respect to the tax treatment of death proceeds and to the extent that the inside build-up of cash value would not be taxed on a yearly basis. However, any amounts received by the policy owner, such as dividends, cash withdrawals, loans and amounts received from partial or total surrender of the contract would be subject to the same tax treatment as the same amounts received under an annuity.

This annuity tax treatment includes the 10 percent additional income tax which would be imposed on the portion of any distribution that is included in income except where the distribution or loan is made on or after the policy owner attains age 59 1/2, or is attributable to the policy owner becoming disabled, or as part of a series of substantially equal periodic payments for the life of the policy owner or the joint lives of the policy owner and beneficiary.
    Compliance with the 7-pay test does not imply or guarantee that only seven payments will be required for the initial death benefit to be guaranteed for life. Making additional payments or reducing the benefits (for example, through a partial withdrawal, a change in death benefit option, or a scheduled reduction) may either violate the 7-pay test or reduce the amount that may be paid in the future under the 7-pay test. Further, reducing the death benefit at any time will require retroactive retesting and will probably result in a failure of the 7-pay test regardless of any efforts by Minnesota Mutual to provide a payment schedule that will not violate the 7-pay test.
    Any Policy received in an exchange for a modified endowment contract will be considered a modified endowment contract and will be subject to the tax treatment accorded to modified endowment contracts. A Policy that is not originally classified as a modified endowment contract can become so classified if there is a reduction in benefits at any time or if a material change is made in the contract at any time. A material change includes, but is not limited to, a change in the benefits that was not reflected in a prior 7-pay test computation.
    A policy which is subject to a "material change" shall be treated as newly entered into on the date on which such material change takes effect. Appropriate adjustment shall be made in determining whether such a policy meets the 7-pay test by taking into account the previously existing cash surrender value. While certain adjustments described herein may result in a material change, the law provides that any cost of living increase described in the regulations and based upon an established broad-based index will not be treated as a material change if any increase is funded ratably over the remaining period during which premiums are required to be paid under the policy. To date, no regulations under this provision have been issued.
    If a Policy becomes a modified endowment contract, distributions that occur during the Policy year it becomes a modified endowment contract and any subsequent Policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a Policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.
    Due to the Policy's flexibility, classification of a Policy as a modified endowment contract will depend upon the circumstances of each Policy. Accordingly, a prospective policy owner should contact a competent tax adviser before purchasing a policy to determine the circumstances under which the Policy would be a modified endowment contract. In addition, a policy owner should contact a competent tax adviser before paying any nonrepeating premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

MULTIPLE POLICIES
    All modified endowment contracts, issued by us (or an affiliated company) to the same policy owner during any calendar year will be treated as one modified endowment contract for purposes of determining the amount includable in gross income under Section 72(e) of the Code. Additional rules may be promulgated under this provision to prevent avoidance of its effects through serial contracts or otherwise. For further information on current aggregation rules under this provision, see your own tax adviser. A life insurance policy received in exchange for a modified endowment contract will also be treated as a modified endowment contract. Accordingly, a policy owner should consult a tax adviser before effecting an exchange of any life insurance policy.

TAXATION OF POLICY SPLIT.    A Policy may be split into two other individual
contracts upon the occurrence of certain events. A policy split could have adverse tax consequences; for example, it is not clear whether a policy split will be treated as a nontaxable exchange under Section 1031 through 1043 of the Code. If a policy split is not treated as a nontaxable exchange, a split could result in the recognition of taxable income in an amount up to any gain in the Policy at the time of the split. Before you exercise rights provided by the policy split provision, it is important that you consult with a competent tax adviser regarding the possible consequences of a policy split.

OTHER TAX CONSIDERATIONS.    The transfer of the Policy or the designation of a
beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. For example, the transfer of the Policy to, or the designation as beneficiary of, or the payment of proceeds to, a person who is assigned to a generation which is two or more generations below the generation assignment of the policy owner, may have Generation Skipping Transfer tax considerations under
Section 2601 of the Code.
    The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer taxes may be imposed. Consult with your tax adviser for specific information in connection with these taxes.
    The particular situation of each policy owner or beneficiary will determine how ownership or receipt of policy proceeds will be treated for purposes of federal estate tax as well as state and local estate, inheritance, generation skipping and other taxes.
    In addition, the tax consequences associated with a Policy remaining in force after the younger insured's 100th birthday are unclear. A tax adviser should be consulted in such circumstances.

OTHER TRANSACTIONS.    Changing the policy owner may have tax consequences.
Exchanging this Policy for another involving the same insureds should have no federal income consequences if there is no debt and no cash or other property is received, according to Section 1035(a)(1) of the Code. The new policy would have to satisfy the 7-pay test from the date of the exchange to avoid characterization as a modified endowment contract. An exchange of a life insurance contract for a new life insurance contract may, however, result in a loss of grandfathering status for statutory changes made after the old policy was issued. A tax adviser should be consulted before effecting an exchange.
    The Policies may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of such Policies in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a qualified tax adviser regarding the tax attributes of the particular arrangement.
    It should be understood that the foregoing description of the federal income tax consequences under the Policies is not exhaustive and that special rules are provided with respect to situations not discussed. Statutory changes in the Internal Revenue Code, with varying effective dates, and regulations adopted thereunder may also alter the tax consequences of specific factual situations. Due to the complexity of the applicable laws, tax advice may be needed by a person contemplating the purchase of a variable life insurance policy or exercising elections under such a policy. For further information, a qualified tax adviser should be consulted.
    At the present time, we make no charge to the Variable Life Account for any federal, state or local taxes (other than state premium taxes) that we incur that may be attributable to such Account or to the Policies. We, however, reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that we determine to be properly attributable to the Variable Life Account or the Policies.

TRUSTEES AND PRINCIPAL MANAGEMENT OFFICERS OF MINNESOTA MUTUAL

        Trustees                              Principal Occupation
-------------------------  -----------------------------------------------------------
Anthony L. Andersen        Chair--Board of Directors, H. B. Fuller Company, St. Paul,
                           Minnesota (Adhesive Products)

John F. Grundhofer         Chairman of the Board, President and Chief Executive
                           Officer, First Bank System, Inc., Minneapolis, Minnesota
                           (Banking)

Harold V. Haverty          Chairman of the Board, Deluxe Corporation, Shoreview,
                           Minnesota (Check Printing)

Lloyd P. Johnson           Retired since May 1995, prior thereto, for more than five
                           years Chairman, Norwest Corporation, Minneapolis, Minnesota
                           (Banking)

David S. Kidwell, Ph.D.    Dean and Professor of Finance, The Curtis L. Carlson School
                           of Management, University of Minnesota, since August 1991;
                           prior thereto, Dean of the School and Professor, University of Connecticut, School of Business Administration from 1988 to July 1991

Reatha C. King, Ph.D.      President and Executive Director, General Mills Foundation,
                           Minneapolis, Minnesota

Thomas E. Rohricht         Member, Doherty, Rumble & Butler Professional Association,
                           St. Paul, Minnesota (Attorneys)

Terry N. Saario, Ph.D.     President, Northwest Area Foundation, St. Paul, Minnesota
                           (Private Regional Foundation)

Robert L. Senkler          Chairman of the Board, The Minnesota Mutual Life Insurance
                           Company since August 1995; Chief Executive Officer and
                           President, The Minnesota Mutual Life Insurance Company
                           since July 1994; prior thereto for more than five years
                           Vice President and Actuary, The Minnesota Mutual Life
                           Insurance Company

Michael E. Shannon         Vice Chairman and Chief Financial and Administrative
                           Officer, Ecolab, Inc., St. Paul, Minnesota (Specialty
                           Chemical Company)

Frederick T. Weyerhaeuser  Chairman, Clearwater Management Company, St. Paul,
                           Minnesota (Financial Management)

Principal Officers (other than Trustees)

       Name                 Position
-------------------  ----------------------
John F. Bruder       Senior Vice President

Keith M. Campbell    Vice President

Paul H. Gooding      Vice President and
                     Treasurer

Robert E. Hunstad    Executive Vice
                     President

James E. Johnson     Senior Vice President
                     and Actuary

Joel W. Mahle        Vice President

Dennis E. Prohofsky  Vice President,
                     General Counsel and
                     Secretary

       Name                 Position
-------------------  ----------------------

Gregory S. Strong    Vice President and
                     Actuary

Terrence M.          Senior Vice President
Sullivan

Randy F. Wallake     Senior Vice President

    All Trustees who are not also officers of Minnesota Mutual have had the principal occupation (or employers) shown for at least five years with the exception of Dr. Kidwell, whose prior employment is as indicated above. All officers of Minnesota Mutual have been employed by Minnesota Mutual for at least five years.

VOTING RIGHTS
    We will vote the Fund shares held in the various sub-accounts of the Variable Life

Account at regular and special shareholder meetings of the Fund in accordance with your instructions. If, however, the 1940 Act or any regulation thereunder should change and we determine that it is permissible to vote the Fund shares in our own right, we may elect to do so. The number of votes as to which you have the right to instruct will be determined by dividing your Policy's actual cash value in a sub-account by the net asset value per share of the corresponding Fund portfolio. Fractional shares will be counted. The number of votes as to which you have the right to instruct will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the meeting of the Fund. Voting instructions will be solicited in writing prior to such meeting in accordance with procedures established by the Fund. We will vote Fund shares held by the Variable Life Account as to which no instructions are received in proportion to the voting instructions which are received from policy owners with respect to all Policies participating in the Variable Life Account. Each policy owner having a voting interest will receive proxy material, reports and other material relating to the Fund.
    We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that shares be voted so as to cause a change in subclassification or investment policies of the Fund or approve or disapprove an investment advisory contract of the Fund. In addition, we may disregard voting instructions in favor of changes in the investment policies or the investment adviser of the Fund if we reasonably disapprove of such changes. A change would be disapproved only if the proposed change is contrary to state law or disapproved by state regulatory authorities on a determination that the change would be detrimental to the interests of policy owners or if we determined that the change would be inconsistent with the investment objectives of the Fund or would result in the purchase of securities for the Fund which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts created by us or any of our affiliates which have similar investment objectives. In the event that we disregard voting instructions, a summary of that action and the reason for such action will be included in your next semi-annual report.

DISTRIBUTION OF POLICIES
    The Policies will be sold by our state licensed life insurance agents who are also registered representatives of MIMLIC Sales Corporation ("MIMLIC Sales") or of other broker-dealers who have entered into selling agreements with MIMLIC Sales. MIMLIC Sales acts as principal underwriter for the Policies. MIMLIC Sales is a wholly-owned subsidiary of MIMLIC Asset Management Company, which in turn is a wholly-owned subsidiary of Minnesota Mutual. MIMLIC Asset Management Company is a registered investment adviser and the investment adviser to the Fund.
    MIMLIC Sales Corporation, whose address is 400 Robert Street North, St. Paul, Minnesota 55101-2098, is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Policies are sold in the states where their sale is lawful. The insurance underwriting and the determination of each proposed insured's risk classification and whether to accept or reject an application for a Policy is done in accordance with our rules and standards.
    Commissions to registered representatives on the sale of Policies include: up to 40 percent of gross premium in the first policy year; 3 percent of the gross premium in policy years two through ten; 2 percent in policy years thereafter; and 0 percent of nonrepeating premiums. This description of commissions shows the maximum amount of commissions payable under the VAL-SD Insurance Policy for plans of insurance described as protection and whole life insurance plans. The commissions payable on premiums received for plans described as greater than whole life plans will differ from the percentages shown above, as a first year commission will be paid only on such amounts as we may classify as a first year premium, based upon a whole life premium per $1,000 of face amount. The premiums received in excess of that amount will pay commissions at a rate of 2 percent.
    In addition, MIMLIC Sales Corporation or Minnesota Mutual will pay, based uniformly on the sales of VAL-SD Insurance Policies by registered representatives, credits which allow registered representatives (Agents) who are responsible for sales of the Policies to attend conventions and other meetings sponsored by us or our affiliates for the purpose of promoting the sale of insurance and/or investment products offered by us and our affiliates. Such credits may cover the registered representatives' transportation, hotel accommodations, meals, registration fees and the like. We may also pay registered representatives additional amounts based upon their production and the persistency of life insurance and annuity business placed with us.

LEGAL MATTERS
    Legal matters in connection with federal securities laws applicable to the issue and sale of the VAL-SD Policies have been passed upon by Jones & Blouch L.L.P., 1025 Thomas Jefferson Street, N.W., Washington, D.C. 20007. All other legal matters, including the right to issue such Policies under Minnesota law and applicable regulations thereunder, have been passed upon by Donald F. Gruber, Esquire, 400 Robert Street North, St. Paul, Minnesota 55101.

LEGAL PROCEEDINGS
    As an insurance company, we are ordinarily involved in litigation. We are of the opinion that such litigation is not material with respect to the Policies or the Variable Life Account.

EXPERTS
    The financial statements of Minnesota Mutual included in this prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, 4200 Norwest Center, 90 South Seventh Street, Minneapolis, Minnesota 55402, whose reports thereon appears elsewhere herein, and have been so included in reliance upon the report of KPMG Peat Marwick LLP and upon the authority of said firm as experts in accounting and auditing.
    Actuarial matters included in this prospectus have been examined by Jaymes
G. Hubbell, F.S.A., Second Vice President and Actuary of Minnesota Mutual, as stated in his opinion filed as an exhibit to the Registration Statement.

REGISTRATION STATEMENT
    We have filed with the Securities and Exchange Commission a Registration Statement under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This prospectus does not contain all the information set forth in the registration statement and amendments thereto and the exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Life Account, Minnesota Mutual, and the Policies. Statements contained in this prospectus as to the contents of Policies and other legal instruments are summaries, and reference is made to such instruments as filed.

--------------------------------------------------------------------------------
SPECIAL TERMS

As used in this prospectus, the following terms have the indicated meanings:

ACTUAL CASH VALUE: the value of your Variable Life Account and guaranteed principal account interest under a Policy. It is composed of a Policy's interest in the guaranteed principal account and in one or more sub-accounts of the Variable Life Account. The interest in each is valued separately. For each Variable Life Account sub-account, the value is determined by multiplying the current number of sub-account units credited to a Policy by the current sub-account unit value. Actual cash value does not include the loan account.

BASE PREMIUM: the premium less any amount deducted from the premium for additional benefits and for sub-standard risks.

CODE: the Internal Revenue Code of 1986, as amended.

FIRST DEATH: the death of the first insured to die. You must give us proof of the first death as soon as is reasonably possible.

FUND: the mutual fund or separate investment portfolio within a series mutual fund which we have designated as an eligible investment for the Variable Life Account, currently, MIMLIC Series Fund, Inc. and its Portfolios.

GENERAL ACCOUNT: all of our assets other than those in the Variable Life Account or in other separate accounts established by us.

GUARANTEED PRINCIPAL ACCOUNT: the portion of the general account of Minnesota Mutual which is attributable to variable policies, exclusive of policy loans. It is not a separate account or a division of the general account.

LOAN ACCOUNT: the portion of the general account attributable to policy loans under Policies of this type. The loan account balance is the sum of all outstanding loans under this Policy.

NET SINGLE PREMIUM: the amount of money necessary, at any given date, to pay for all future guaranteed cost of insurance charges for the entire lifetime of both insureds, or for the coverage period in the case of extended term insurance, without the payment of additional premium. We will determine the net single premium using the policy assumptions and the assumption that the current face amount of the Policy will remain constant.

NONREPEATING PREMIUM: a payment made to this Policy in addition to its scheduled payments.

POLICY OWNER: the owner of a Policy.

POLICY VALUE: the actual cash value of a Policy plus any policy loan.

POLICY YEAR: a period of one year beginning with the policy date or a policy anniversary.

PREMIUM: a scheduled payment required for this Policy.

SECOND DEATH: the death of the second insured to die. We will pay the death proceeds when we receive due proof of the second death.

UNIT: an accounting device used to determine the interest of a Policy in the sub-accounts of the Variable Life Account.

VALUATION DATE: each date on which a Fund Portfolio is valued.

VALUATION PERIOD: the period between successive valuation dates measured from the time of one determination to the next.

VARIABLE LIFE ACCOUNT: a separate investment account called the Minnesota Mutual Variable Life Account, where the investment experience of its assets is kept separate from our other assets.

WE, OUR, US: The Minnesota Mutual Life Insurance Company.

YOU, YOUR: the policy owner.

--------------------------------------------------------------------------------
                                                                      APPENDIX I

ILLUSTRATIONS OF POLICY VALUES, DEATH BENEFITS AND PREMIUMS
    The Appendix I illustrations beginning on page 76 show the projected actual cash values and death benefits for various combinations of age, premium level, face amount of insurance, death benefit option and level of cost of insurance charges. The illustrations assume that 100 percent of net premiums are invested in the sub-accounts of the Variable Life Account. Illustrations are provided for a male and female, both non-smokers and both aged 40. The plan of insurance for each illustration is a whole life plan, each with an initial face amount of $1,000,000. Both death benefit options--the Cash Option and the Protection Option are shown. We show all illustrations based on both guaranteed maximum and current charges.
    Guaranteed maximum cost of insurance charges will vary by age, sex, and risk class. We use the male, female and unisex 1980 Commissioners Standard Ordinary Mortality Tables ("1980 CSO"), as appropriate. The unisex tables are used in circumstances where legal considerations require the elimination of sex-based distinctions in the calculation of mortality costs. Our maximum cost of insurance charges are based on an assumption of mortality not greater than the mortality rates reflected in 1980 CSO Tables.
    In most cases we intend to impose cost of insurance charges which are substantially lower than the maximum charges determined as described above. In addition to the factors governing maximum cost of insurance charges, actual charges will vary depending on the level of scheduled premiums for a given amount of insurance, the duration of the Policy and the smoking habits of both insureds. We illustrate current cost of insurance charges since they represent our current practices with respect to mortality charges for this class of Policies.
    Similarly, we impose a current administration charge and a current face amount guarantee charge which are less than the guaranteed contractual. These current charges are expected to compensate us for the actual costs of administration and for guaranteeing the face amount. If the actual costs change, these charges may increase or decrease, as necessary although they may not exceed the maximum stated in the Policy.
    The illustrations labeled "Using Current Charges" show actual cash values and death benefits resulting from charging the Policy for cost of insurance, administration and the face amount guarantee at the current level. The illustrations labeled "Using Guaranteed Maximum Charges" shows actual cash values and death benefits when cost of insurance, administration and the face amount guarantee charges are deducted from the Policy at the maximum level as stated in the Policy. These two ledger formats can be compared to demonstrate the result of our charging less than the maximum charges.
    The illustrations show how actual cash values and death benefits would vary over time if the return on the assets held in the Variable Life Account equaled a gross annual rate after tax, of 0 percent, 6 percent and 12 percent. The actual cash values and death benefits would be different from those shown if the returns averaged 0 percent, 6 percent and 12 percent but fluctuated over the life of the Policy. The illustrations assume scheduled premiums are paid when due.
    The amounts shown for the hypothetical actual cash value and death benefit as of each policy year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because a daily investment management fee assessed against the net assets of the Fund and a daily mortality and expense risk charge assessed against the net assets of the Variable Life Account are deducted from the gross return. The mortality and expense risk charge reflected in the illustrations are at an annual rate of .50 percent. The investment management fee illustrated represents an average of the fee charged for all ten Fund Portfolios. Although five of the portfolios of the Fund currently pay fees at a .50 percent annual rate, the Index 500 Portfolio pays a lower fee (.40 percent) and the Capital Appreciation Portfolio, the Small Company Portfolio, the Value Stock Portfolio and the International Stock Portfolio pay a higher fee (.75 percent, .75 percent, .75 percent and 1.0 percent, respectively). As the International Stock Portfolio pays a management fee based upon the size of the Portfolio, its actual 1994 result of .82 percent is reflected in the calculation of the illustrations. In addition to the deduction for the investment management fee, the illustrations also reflect a deduction for those Fund costs and expenses not assumed by Minnesota Mutual. It is anticipated that, because of Minnesota Mutual's absorption of certain expenses, the ratio of those expenses to average daily net assets will not exceed .15 percent, with the exception of the International Stock Portfolio where the maximum expense ratio is 1.00 percent. As this maximum is not applicable as the

Portfolios grow in asset size, actual 1994 results are reflected in the calculation of the Growth, Bond, Asset Allocation, Mortgage Securities, Index 500, Capital Appreciation and International Stock Portfolios, at .06 percent,
 .11 percent, .06 percent, .10 percent, .10 percent, .08 percent and .42 percent, respectively. Therefore, gross annual rates of return of 0 percent, 6 percent and 12 percent correspond to approximate net annual rates of return of -1.24 percent, 4.76 percent and 10.76 percent. (For a description of the arrangement whereby Minnesota Mutual voluntarily absorbs certain expenses of the Fund, see "Investment Adviser" in the attached prospectus for MIMLIC Series Fund, Inc.)
    The tables reflect the fact that no charges for federal, state or local income taxes are currently made against the Variable Life Account. If such a charge is made in the future, it will take a higher gross rate of return to produce after-tax returns of 0 percent, 6 percent and 12 percent than it does now.
    Upon request, we will furnish a comparable illustration based upon the age, sex and risk classification of each insured, and on the face amount, premium, plan of insurance and gross annual rate of return requested. It should be remembered that actual illustrations may be materially different from those illustrated, depending upon the actual situation. For example, illustrations for smokers or individuals who are rated sub-standard will differ materially in premium amount and illustrated values, even though the insureds may be the same ages as the insureds in our sample illustration.

--------------------------------------------------------------------------------
                                              VARIABLE ADJUSTABLE LIFE INSURANCE

                                     VAL-SD
                       DEATH BENEFIT OPTION--CASH OPTION
                          MALE NONSMOKER ISSUE AGE 40
                         FEMALE NONSMOKER ISSUE AGE 40
                      INITIAL DEATH BENEFIT--$1,000,000(1)

                    $10,805.48 INITIAL SCHEDULED PREMIUM(2)

                             USING CURRENT CHARGES

                                 -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                        0% GROSS(3)             6.00% GROSS(3)           12.00% GROSS(3)
        INITIAL         (-1.24% NET)             (4.76% NET)              (10.76% NET)
POL      BASE       POLICY       DEATH       POLICY       DEATH        POLICY       DEATH
YR      PREMIUM      VALUE      BENEFIT       VALUE      BENEFIT       VALUE       BENEFIT
---     -------     -------     --------     -------     --------     --------     --------

 1       10805         175      1000000         198      1000000           221     1000000
 2       10805        9321      1000000        9923      1000000         10529     1000000
 3       10805       18343      1000000       20102      1000000         21936     1000000
 4       10805       27236      1000000       30746      1000000         34552     1000000
 5       10805       36000      1000000       41879      1000000         48507     1000000

 6       10805       44638      1000000       53524      1000000         63945     1000000
 7       10805       53142      1000000       65697      1000000         81018     1000000
 8       10805       61516      1000000       78424      1000000         99904     1000000
 9       10805       69751      1000000       91722      1000000        120789     1000000
10       10805       77850      1000000      105636      1000000        143891     1000000

15       10805      117406      1000000      186587      1000000        303216     1000000
20       10805      154553      1000000      288506      1000000        572714     1328034
25       10805      188855      1000000      416639      1000000       1022073     1995649
30       10805      218614      1000000      578301      1000859       1767787     2928800

(1) The initial death benefit is guaranteed to age 100.

(2) If premiums are paid more frequently than annually, the payments would be $5,402.74 semi-annually, $2,701.37 quarterly, or $900.46 monthly. The death benefits and policy values would be slightly different for a policy with more frequent premium payments.

(3) Assumes no policy loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, AND PREVAILING INTEREST RATES. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA MUTUAL OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

--------------------------------------------------------------------------------
 VARIABLE ADJUSTABLE LIFE INSURANCE (CONTINUED)

                                     VAL-SD
                       DEATH BENEFIT OPTION--CASH OPTION
                          MALE NONSMOKER ISSUE AGE 40
                         FEMALE NONSMOKER ISSUE AGE 40
                      INITIAL DEATH BENEFIT--$1,000,000(1)

                    $10,805.48 INITIAL SCHEDULED PREMIUM(2)

                        USING GUARANTEED MAXIMUM CHARGES

                                 -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                        0% GROSS(3)             6.00% GROSS(3)           12.00% GROSS(3)
        INITIAL         (-1.24% NET)             (4.76% NET)              (10.76% NET)
POL      BASE       POLICY       DEATH       POLICY       DEATH        POLICY       DEATH
YR      PREMIUM      VALUE      BENEFIT       VALUE      BENEFIT       VALUE       BENEFIT
---     -------     -------     --------     -------     --------     --------     --------

 1       10805           0      1000000          14      1000000            32     1000000
 2       10805        8968      1000000        9546      1000000         10131     1000000
 3       10805       17816      1000000       19523      1000000         21307     1000000
 4       10805       26536      1000000       29956      1000000         33666     1000000
 5       10805       35130      1000000       40868      1000000         47337     1000000

 6       10805       43600      1000000       52280      1000000         62461     1000000
 7       10805       51938      1000000       64210      1000000         79185     1000000
 8       10805       60147      1000000       76682      1000000         97684     1000000
 9       10805       68220      1000000       89714      1000000        118142     1000000
10       10805       76159      1000000      103333      1000000        140769     1000000

15       10805      113506      1000000      180892      1000000        295274     1000000
20       10805      145831      1000000      276131      1000000        552611     1283692
25       10805      170060      1000000      391427      1000000        973192     1906649
30       10805      177897      1000000      527990      1000000       1643184     2738252

(1) The initial death benefit is guaranteed to age 100.

(2) If premiums are paid more frequently than annually, the payments would be $5,402.74 semi-annually, $2,701.37 quarterly, or $900.46 monthly. mThe death benefits and policy values would be slightly different for a policy with more frequent premium payments.

(3) Assumes no policy loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, AND PREVAILING INTEREST RATES. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA MUTUAL OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

--------------------------------------------------------------------------------
                                  VARIABLE ADJUSTABLE LIFE INSURANCE (CONTINUED)

                 VAL-SD DEATH BENEFIT OPTION--PROTECTION OPTION
                          MALE NONSMOKER ISSUE AGE 40
                         FEMALE NONSMOKER ISSUE AGE 40
                      INITIAL DEATH BENEFIT--$1,000,000(1)

                    $10,805.48 INITIAL SCHEDULED PREMIUM(2)

                             USING CURRENT CHARGES

                                 -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                        0% GROSS(3)             6.00% GROSS(3)           12.00% GROSS(3)
        INITIAL         (-1.24% NET)             (4.76% NET)              (10.76% NET)
POL      BASE       POLICY       DEATH       POLICY       DEATH        POLICY       DEATH
YR      PREMIUM      VALUE      BENEFIT       VALUE      BENEFIT       VALUE       BENEFIT
---     -------     -------     --------     -------     --------     --------     --------

 1       10805         175      1000000         198      1000000           221     1000000
 2       10805        9320      1000175        9923      1000198         10528     1000221
 3       10805       18343      1009320       20101      1009923         21935     1010528
 4       10805       27234      1018343       30744      1020101         34549     1021935
 5       10805       35995      1027234       41873      1030744         48500     1034549

 6       10805       44629      1035995       53513      1041873         63932     1048500
 7       10805       53128      1044629       65678      1053513         80994     1063932
 8       10805       61492      1053128       78392      1065678         99862     1080994
 9       10805       69714      1061492       91672      1078392        120726     1099862
10       10805       77796      1069714      105569      1091672        143973     1120726

15       10805      117327      1109581      186463      1168759        303588     1264852
20       10805      154398      1147209      288192      1265954        573015     1836455
25       10805      188465      1181925      415688      1387870       1021188     2907337
30       10805      216345      1211592      574417      1539902       1760440     4501137

(1) The initial death benefit is guaranteed to age 100.

(2) If premiums are paid more frequently than annually, the payments would be $5,402.74 semi-annually, $2,701.37 quarterly, or $900.46 monthly. The death benefits and policy values would be slightly different for a policy with more frequent premium payments.

(3) Assumes no policy loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, AND PREVAILING INTEREST RATES. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA MUTUAL OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

--------------------------------------------------------------------------------
 VARIABLE ADJUSTABLE LIFE INSURANCE (CONTINUED)

                                     VAL-SD
                    DEATH BENEFIT OPTION--PROTECTION OPTION
                          MALE NONSMOKER ISSUE AGE 40
                         FEMALE NONSMOKER ISSUE AGE 40
                      INITIAL DEATH BENEFIT--$1,000,000(1)

                    $10,805.48 INITIAL SCHEDULED PREMIUM(2)

                        USING GUARANTEED MAXIMUM CHARGES

                                 -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                        0% GROSS(3)             6.00% GROSS(3)           12.00% GROSS(3)
        INITIAL         (-1.24% NET)             (4.76% NET)              (10.76% NET)
POL      BASE       POLICY       DEATH       POLICY       DEATH        POLICY       DEATH
YR      PREMIUM      VALUE      BENEFIT       VALUE      BENEFIT       VALUE       BENEFIT
---     -------     -------     --------     -------     --------     --------     --------

 1       10805           0      1000000          14      1000000            32     1000000
 2       10805        8968      1000000        9546      1000014         10131     1000032
 3       10805       17816      1008968       19522      1009546         21306     1010131
 4       10805       26534      1017816       29954      1019522         33663     1021306
 5       10805       35126      1026534       40862      1029954         47331     1033663

 6       10805       43592      1035126       52270      1040862         62448     1047331
 7       10805       51924      1043592       64191      1052270         79162     1062448
 8       10805       60124      1051924       76651      1064191         97644     1079162
 9       10805       68184      1060124       89664      1076651        118074     1097644
10       10805       76106      1068184      103257      1089664        140662     1118074

15       10805      113229      1106180      180423      1163718        294470     1257323
20       10805      144796      1139056      274025      1253950        548224     1762381
25       10805      166843      1163589      383495      1360587        952970     2731277
30       10805      168896      1170807      500409      1477166       1557662     4037926

(1) The initial death benefit is guaranteed to age 100.

(2) If premiums are paid more frequently than annually, the payments would be $5,402.74 semi-annually, $2,701.37 quarterly, or $900.46 monthly. The death benefits and policy values would be slightly different for a policy with more frequent premium payments.

(3) Assumes no policy loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, AND PREVAILING INTEREST RATES. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA MUTUAL OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

--------------------------------------------------------------------------------
                                                                     APPENDIX II

SUMMARY OF POLICY CHARGES
    What sets cash value life insurance apart from other types of savings and investment vehicles? It is the only product creating immediate and substantial dollars in the form of a death benefit plus offering an accumulation component. This is unlike other vehicles that can only create dollars over time as contributions are made.
    All life insurance policies have basically the same charges, although the charges may be taken in different ways or at different points in time. VAL-SD has two distinct ways to recover expenses from a standard policy:

I.   CHARGES TAKEN FROM THE BASE PREMIUM:
    As premium contributions are received by Minnesota Mutual each year, the company takes a certain percentage to partially cover expenses. A sales load is taken to pay commissions to the agent. Two charges are also taken as a percentage of the premium to cover the state premium tax and a federal tax related to premiums.
    Also, in the first year of any life insurance policy, two things are different than in ongoing years: a larger commission is paid, and the policy must be underwritten. To begin to cover these costs, an additional sales load and an underwriting charge are taken from the premium in just the first year. These two charges may be assessed on future increases in premium and face amount adjustments.

CHARGES TAKEN FROM PREMIUM:               PLUS, IN FIRST YEAR:
 7.00% Sales Load                         Additional sales load (up to 23%)
 1.25% Federal Tax                        Underwriting charge (up to
 2.50% Premuim Tax                        $10/$1,000 of insurance coverage)
-----------------
10.75% TOTAL

II.  CHARGES TAKEN FROM THE ACTUAL CASH VALUE:
    After the above charges are taken from the premium, the remaining amount is the net premium. The net premium is then invested in the guaranteed principal account and/or in the MIMLIC Series Fund portfolio(s) you have selected which is referred to as your actual cash value or the Variable Life Account. With a VAL-SD insurance policy, the actual cash value amount is determined by the number of units in each of your portfolios and their current value.
    There are two sets of charges that affect your actual cash value. One set is a direct charge and the other set is an indirect charge. The direct set is the cost of insurance, the face amount guarantee charge and an administration charge which is taken from the policy actual cash value on a monthly basis. (Refer to Table A) The cost of insurance charge goes to cover the risk of death while the administration charge covers the cost of maintaining each policy. The face amount guarantee charge compensates the company for guaranteeing the face amount of the policy. In addition, transaction charges are also taken from the actual cash value as transactions occur.

                                    TABLE A

DIRECT CHARGES TAKEN FROM ACTUAL CASH VALUE:

- Administration charge (currently $10/month)
- Face amount guarantee charge (currently
 2 CENTS/1,000/month
- Cost of insurance charge
- If applicable: Transaction Charges

    In addition to the charges described above, there are additional charges for substandard risk policies. These charges are taken directly from the premium.
    The indirect set of charges include the Mortality and Expense Risk charge (from the Variable Life Account) plus the Advisory Fee and Fund Expense (from the MIMLIC Series Fund). The Mortality and Expense Risk charge protects the insurance company from the risk that total policy charges may not be adequate to cover actual company expenses. The Series Fund charges cover the advisory fee of the fund manager and portfolio expense for each of the portfolios.
    For illustration purposes, we use an average of the actual Mortality and Expense Risk Charge, Advisory Fee and Fund Expense which is 1.24%. These are listed for each portfolio in Table B.
    Your actual cash value is determined daily, net of the charges associated with the portfolios you have selected, so they do not appear as a direct expense. This is reflected illustratively by an assumed net rate or return. Consider this example: assumed gross rate of 9.00%-Average of actual expenses total in Table B of 1.24%=assumed net rate of return of 7.76%.

                          TABLE B -- INDIRECT CHARGES
      ACTUAL VARIABLE LIFE SEPARATE ACCOUNT EXPENSES AND SERIES FUND FEES

                                MORTALITY    ADVSY         FUND
        PORTFOLIO NAME          & EXP RISK    FEE      +   EXP*    =   TOTAL
Index 500                          .50        .40       +   .10     =  1.00
Asset Allocation                   .50        .50       +   .06     =  1.06
Bond                               .50        .50       +   .11     =  1.11
Growth                             .50        .50       +   .06     =  1.06
Money Market                       .50        .50       +   .15     =  1.15
Mortgage Securities                .50        .50       +   .10     =  1.10
Capital Appreciation               .50        .75       +   .08     =  1.33
Value Stock                        .50        .75       +   .15     =  1.40
Small Company                      .50        .75       +   .15     =  1.40
International Stock                .50        .82       +   .42     =  1.74
                                    --
                                             ------        -----       -----
  AVERAGE                          .50        .597      +   .138    =  1.24

* Actual 1994
(THE AVERAGE OF THE MAXIMUM VARIABLE LIFE SEPARATE ACCOUNT AND SERIES FUND FEES AND EXPENSES IS 1.35%)

        [CHART]

The chart shows how the premium paid for the policy becomes part of the cash value of the policy. During the first four policy years, the chart depicts the charges that are taken from each annual premium; the resulting net premium then becomes part of the actual cash value. Certain charges are then taken from the actual cash value; the resulting policy values grow over the four year period.

--------------------------------------------------------------------------------
VARIABLE ADJUSTABLE LIFE INSURANCE
                                     VAL-SD
                       DEATH BENEFIT OPTION--CASH OPTION
                          MALE NONSMOKER ISSUE AGE 40
                         FEMALE NONSMOKER ISSUE AGE 40
                      INITIAL DEATH BENEFIT--$1,000,000(1)
                    $10,805.48 INITIAL SCHEDULED PREMIUM(2)
                             USING CURRENT CHARGES

                             -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                        0% GROSS(3)          9.00% GROSS(3)       12.00% GROSS(3)
        INITIAL        (-1.24% NET)           (7.76% NET)           (10.76% NET)
POL      BASE       POLICY       DEATH     POLICY      DEATH     POLICY      DEATH
YR      PREMIUM      VALUE      BENEFIT     VALUE     BENEFIT     VALUE     BENEFIT
---     -------     -------     -------    -------    -------    -------    -------

 1       10805         175      1000000        209    1000000        221    1000000
 2       10805        9321      1000000      10225    1000000      10529    1000000
 3       10805       18343      1000000      21009    1000000      21936    1000000
 4       10805       27236      1000000      32611    1000000      34552    1000000
 5       10805       36000      1000000      45095    1000000      48507    1000000

 6       10805       44638      1000000      58530    1000000      63945    1000000
 7       10805       53142      1000000      72980    1000000      81018    1000000
 8       10805       61516      1000000      88527    1000000      99904    1000000
 9       10805       69751      1000000     105247    1000000     120789    1000000
10       10805       77850      1000000     123263    1000000     143891    1000000

15       10805      117406      1000000     237397    1000000     303216    1000000
20       10805      154553      1000000     403023    1000000     572714    1328034
25       10805      188855      1000000     647844    1292512    1022073    1995649
30       10805      218614      1000000    1001819    1698242    1767787    2928800

(1) The initial death benefit is guaranteed to age 100.

(2) If premiums are paid more frequently than annually, the payments would be $5,402.74 semi-annually, $2,701.37 quarterly, or $900.46 monthly. The death benefits and policy values would be slightly different for a policy with more frequent premium payments.

(3) Assumes no policy loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, AND PREVAILING INTEREST RATES. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 9%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA MUTUAL OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

--------------------------------------------------------------------------------
                                  VARIABLE ADJUSTABLE LIFE INSURANCE (CONTINUED)

                                     VAL-SD
                       DEATH BENEFIT OPTION--CASH OPTION
                          MALE NONSMOKER ISSUE AGE 40
                         FEMALE NONSMOKER ISSUE AGE 40
                      INITIAL DEATH BENEFIT--$1,000,000(1)
                    $10,805.48 INITIAL SCHEDULED PREMIUM(2)
                        USING GUARANTEED MAXIMUM CHARGES

                                 -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF-
                    0% GROSS(3) (-1.24%         9.00% GROSS(3)           12.00% GROSS(3)
        INITIAL             NET)                 (7.76% NET)              (10.76% NET)
POL      BASE       POLICY       DEATH       POLICY       DEATH        POLICY       DEATH
YR      PREMIUM      VALUE      BENEFIT       VALUE      BENEFIT       VALUE       BENEFIT
---     -------     -------     --------     -------     --------     --------     --------

 1       10805           0      1000000          23      1000000            32     1000000
 2       10805        8968      1000000        9838      1000000         10131     1000000
 3       10805       17816      1000000       20406      1000000         21307     1000000
 4       10805       26536      1000000       31775      1000000         33666     1000000
 5       10805       35130      1000000       44007      1000000         47337     1000000

 6       10805       43600      1000000       57171      1000000         62461     1000000
 7       10805       51938      1000000       71330      1000000         79185     1000000
 8       10805       60147      1000000       86562      1000000         97684     1000000
 9       10805       68220      1000000      102943      1000000        118142     1000000
10       10805       76159      1000000      120563      1000000        140769     1000000

15       10805      113506      1000000      230544      1000000        295274     1000000
20       10805      145831      1000000      388011      1000000        552611     1283692
25       10805      170060      1000000      614960      1230800        973192     1906649
30       10805      177897      1000000      929410      1584303       1643184     2738252

(1) The initial death benefit is guaranteed to age 100.

(2) If premiums are paid more frequently than annually, the payments would be $5,402.74 semi-annually, $2,701.37 quarterly, or $900.46 monthly. The death benefits and policy values would be slightly different for a policy with more frequent premium payments.

(3) Assumes no policy loan has been made.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, AND PREVAILING INTEREST RATES. THE DEATH BENEFITS AND POLICY VALUES FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 9%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY MINNESOTA MUTUAL OR THE FUND THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

--------------------------------------------------------------------------------
 APPENDIX III

ILLUSTRATION OF DEATH BENEFIT CALCULATION
    As an example of the calculation of the death benefit under the Policy, assume a Policy and insureds with the following characteristics: The insureds are a male and a female, both non-smokers and both age 40 at Policy issue. The VAL-SD Insurance Policy has a face amount of $1,000,000, with a level face amount and a whole life plan of insurance. The Protection Option has been chosen as the form of the death benefit option. Further, assume that 100 percent of net premiums are invested in the Variable Life Account sub-accounts, that the gross investment rate in the Variable Life Account was 12 percent each year and that Minnesota Mutual deducted current charges. This situation is shown in Appendix I, "Illustrations of Policy Values, Death Benefits and Premiums," on page 74 of this prospectus.
    Now, further assume that the second death occurs at the end of the tenth policy year, during which time all of the premiums have been paid. No policy loans or withdrawals have been made under the Policy.
    Given these assumptions, the policy value (the actual cash value plus any policy loan) on the date of the second death--composed of the Policy's interest in one or more of the sub-accounts of the Variable Life Account--is equal to $143,973. Under the Protection Option the death benefit will be $1,143,973.
    The total proceeds would be adjusted to include any additional insurance provided by an additional benefit agreement and the amount payable would be reduced by any unpaid policy charges or any policy loan.
    As an alternative, consider the same example, except that the Cash Option death benefit was elected. This situation is shown in Appendix I, "Illustrations of Policy Values, Death Benefits and Premiums," on page 74 of this prospectus.
    The death benefit under the Cash Option does not vary from the Policy's face amount until the policy value exceeds the net single premium for the then current face amount. In this example, again assuming timely payment of premiums, no withdrawals and no policy loan activity, the policy value on the date of the second death would be $143,891. This is a higher value than under the Protection Option, reflecting lower mortality costs charged to the Policy because of the level death benefit. Here, the death benefit is the current face amount or $1,000,000.
    In determining the total proceeds payable under the Policy, the same adjustments are made to the death benefit as described under the Protection Option. However, under the Cash Option any premium paid beyond the end of the policy month in which the second death occurs is also included as part of the Policy proceeds.

--------------------------------------------------------------------------------
                                                                     APPENDIX IV

POLICY LOAN EXAMPLE
    As an example of the effect of a policy loan upon the Policy and upon the death benefit, assume a Policy with the following characteristics: The insureds are a male and a female, both non-smokers and both age 40 at Policy issue. The VAL-SD Insurance Policy has a face amount of $1,000,000, with a level face amount and a whole life plan of insurance. The Protection Option has been chosen as the form of the death benefit. Further, assume that 100 percent of net premiums are invested in the sub-accounts of the Variable Life Account, that the gross investment rate in the Variable Life Account was 12 percent each year and that Minnesota Mutual deducted current charges. This situation is shown in Appendix I, "Illustrations of Policy Values, Death Benefits and Premiums," on page 74 of this prospectus.
    Now assume that the owner of the Policy takes a policy loan in the amount of $5,000 at the end of the fourth policy year and after all premiums have been paid for that year.
    When a loan is taken, the actual cash value invested in the Variable Life Account is reduced by the amount borrowed and any unpaid interest. The amount is then transferred to the loan account. Interest is charged on the policy loan as described in the Policy, but for purposes of this example, assume a policy loan interest rate of 8 percent per annum. Interest is also credited to a Policy when there is a policy loan. Interest credits on a policy loan are at a rate which is not less than the policy loan interest rate less 2 percent per annum. The interest credit in this example would then be 6 percent.
    The following table shows the effect on the year five values, namely those values at the end of that year, if a policy loan of $5,000 is made at the end of the fourth year.

                                  End of Year
       Policy Value           Total Death Benefit
 With Loan   Without Loan   With Loan   Without Loan
-----------  -------------  ----------  ------------
 $  48,234     $  48,500    $1,048,234   $1,048,500

    Note that the difference in policy values here represents the difference between the actual Policy performance in the sub-accounts of the Variable Life Account and the interest credited on the principal amount of the policy loan. If interest credited on a policy loan exceeds the Policy performance, then a Policy with a loan will have a greater value than a Policy with no loan activity. Where Policy performance exceeds the interest credited on a policy loan, the resulting policy value will be lower than it would have been if the loan were not made.
    Now consider an identical situation to that above except that the Cash Option death benefit was elected. The following table shows the effect on the same year five values if a policy loan of $5,000 is made at the end of the fourth year.

                                  End of Year
       Policy Value           Total Death Benefit
 With Loan   Without Loan   With Loan   Without Loan
-----------  -------------  ----------  ------------
 $  48,241     $  48,507    $1,000,000   $1,000,000

    The values above under the "With Loan" headings are policy values, which is the actual cash value of a Policy plus any policy loan. If the owner were to surrender the Policy at the end of the fifth year, the owner would receive only the actual cash value in the sub-accounts of the Variable Life Account.
    Similarly, if the second death were to occur at the end of the fifth year we would pay out the death benefit listed under the "With Loan" heading less the amount of the policy loan.

--------------------------------------------------------------------------------
 APPENDIX V

EXAMPLE OF SALES LOAD COMPUTATION
    As an example of the method we use to compute sales load, assume a protection type plan where the annual base premium is $10,000 and where the premium paying period, prior to any reduction in face amount, is 20 years. The insureds are a male and a female, both non-smokers and both age 60 at Policy issue, with a joint life expectancy of 25 years. As premiums are paid in each year, we will assess a basic sales load of 7 percent or $700 in each year. Also, as premiums are paid in the first year, we will assess a first year sales load of 23 percent or $2,300. Therefore, in the first year the sales load charges will total $3,000 or 30 percent ($3,000 DIVIDED BY $10,000), and over the 15 year period from policy issue sales load charges will total $12,800 or 8.54 percent ($12,800 DIVIDED BY $150,000).
    Compliance with the 9 percent limitation will be achieved by reducing the first year sales load, if necessary. For example, consider a Policy with a protection type plan where the annual base premium is $10,000 and where the premium paying period prior to any reduction in face amount is 20 years. Further assume that the insureds are a male and a female, both non-smokers and both age 80 at Policy issue, with a joint life expectancy of 9 years. In this case, the first year sales load must be reduced so that the total sales load will not exceed 9 percent over the joint life expectancy of the insureds. As premiums are paid in each year we will assess the basic sales load of 7 percent, or $700, but the first year sales load applicable to premiums paid in the first year will be reduced from 23 percent to 18 percent, or $1,800. Therefore, in the first year the sales load charges will total $2,500 or 25 percent ($2,500 DIVIDED BY $10,000), and over the period of the joint life expectancy of the insureds sales load charges will total $8,100 or 9 percent ($8,100 DIVIDED BY $90,000).
    As an example of the method we use to assess sales load when an adjustment occurs during a period in which a first year sales load is being collected, consider a Policy where an adjustment is made after one-half of the first annual premium is paid. Assume that the premium is $10,000 annually as in the example above and further assume that the premiums are being paid on a monthly basis, $833.33 per month. As premiums are paid in each year we will assess a basic sales load of 7 percent of premiums received or $700 in that year. A first year sales load, taken in addition to the basic sales load, would also be assessed in a total amount of $2,300. Now assume an adjustment is made, after the payment of six monthly premiums, and that the premium is increased from $10,000 to $12,000. Both before and after the adjustment we will continue to assess a basic sales load of 7 percent of the premiums received. However, since only one-half of the first year sales load of $2,300 has been collected, a first year sales load of $1,150 remains to be collected. The $2,000 increase in premium will also be assessed a first year sales load of 23 percent, or $460. Both are added together and will be collected in the 12 months following the adjustment. Therefore, after the adjustment of the premium to a $12,000 amount, and assuming that premiums continue to be paid on a monthly basis, each monthly premium of $1,000 will be subjected to a total sales load amount of $204.17, consisting of $70 of basic sales load, and $134.17 of first year sales load.

--------------------------------------------------------------------------------
 APPENDIX VI

                             AVERAGE ANNUAL RETURNS
                          TWENTY-YEAR HOLDING PERIODS

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

            STOCKS      BONDS     US TREAS.              INFLATION
1954           10.63       3.77         0.55       1954       3.64
1959           13.48        2.1         0.99       1959       3.69
1964           15.11       2.45         1.63       1964        2.9
1969           14.92       1.93          2.6       1969       1.96
1974           10.85       2.83         3.64       1974       2.75
1979            6.53        4.1         4.72       1979       4.34
1984            8.28       4.66          6.8       1984       6.12
1989            9.54        8.3          7.5       1989        6.3
1994           12.76      10.16         7.49       1994       5.91

Ending periods from 1954-1994
Source: Stocks, Bonds, Bills and Inflation (SBBI), 1994 Yearbook, Ibbotson
        Associates, Inc., Chicago. All rights reserved.

    The above information contains the average annual rate of return over twenty-year holding periods for common stocks (S&P 500), high grade corporate bonds, 30-day U.S. Treasury bills, and inflation (example: 1934-1954, 1940-1959, etc.). These average rates assume reinvestment of capital gains, dividends and interest. This is a retrospective view of performance and should in no way be construed as a projection of future trends.
    This graph shows that even though stock investments tend to be more volatile in short time intervals historically, they have generated rates of return that have consistently been higher than inflation. Bonds and U.S. Treasury bills have not always kept up with inflation. The figures do not take into account the charges associated with a Variable Adjustable Life policy, but do indicate the potential gain of holding the assets illustrated.
    Some additional statistics on the performance of stocks in relation to high grade, long-term corporate bonds and U.S. Treasury bills over the 50 twenty-year periods beginning in 1926 and ending in 1994 include:

    The average annual return was higher than that of bonds in 47 of the 50 periods.
    The average annual return of stocks was higher than that of U.S. Treasury bills in all of the 50 periods.
    The average annual return of stocks was higher than inflation in all of the 50 periods.

    In the 40 thirty-year periods beginning in 1926 and ending in 1994, the average annual return of stocks was higher than that of bonds, U.S. Treasury bills and inflation in all 40 time periods.
    From 1926 through 1994, the average annual return for this 69 year period was:

    10.2% for common stocks
    5.4% for high-grade, long-term corporate bonds
    3.7% for U.S. Treasury bills

F.35701 Rev. 5-95

--------------------------------------------------------------------------------
                                                                    APPENDIX VII

                                    S&P 500
                         PERFORMANCE HISTORY 1926-1994

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

              ANNUAL TOTAL RETURN
1926                            11.62
                                 37.5
                                 43.6
                                 -8.4
                                -24.9
                                -43.3
                                 -8.2
                                   54
                                 -1.4
                                 47.7
                                 33.9
                                  -35
                                 31.1
                                    0
1940                             -9.8
                                 11.6
                                 20.3
                                 25.9
                                 19.8
                                 36.4
                                 -8.1
                                  5.7
                                  5.5
                                 18.8
1950                             31.7
                                   24
                                 18.4
                                -0.01
                                 52.6
                                 31.6
                                  6.6
                                -10.8
                                 43.4
                                   12
1960                                0
                                 26.9
                                 -8.7
                                 22.8
                                 16.5
                                 12.5
                                -10.1
                                   24
                                 -8.5
1970                                4
                                 14.3
                                   19
                                -14.7
                                -26.5
                                 37.2
                                 23.8
                                 -7.2
                                  6.6
                                 18.4
1980                             32.4
                                 -4.9
                                 21.4
                                 22.5
                                  6.3
                                 32.2
                                 18.5
                                  5.2
                                 16.8
                                 31.5
                                 -3.2
                                 30.4
                                 7.67
1993                             9.99
1994                             1.31

Source: Stocks, Bonds, Bills and Inflation (SBBI), 1995 Yearbook, Ibbotson
        Associates, Inc., Chicago. All rights reserved.

    The above chart illustrates that, in any calendar year, the rate of return for stocks can be positive or negative. However, when viewed over the entire period of 69 years, stocks have had a positive return in more than two out of every three years. For the person with a long term view, the results of this pattern have been very rewarding.

F.35701 Rev. 5-95

--------------------------------------------------------------------------------
 APPENDIX VIII

                                RANGE OF RETURNS
         ROLLING PERIOD RETURNS USING IBBOTSON ASSET CLASS INFORMATION*
                              (1960 THROUGH 1994)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                   HIGH        LOW       MEAN      1 YEAR
Small Cap            83.57      -30.9      17.23
Large Cap             37.2     -26.47      11.43
Corp. Bonds          43.79      -8.09       7.99
Gov...t Bonds        40.36      -9.18       7.65
U.S. T-Bills         14.71       2.13       6.19
                      high        low       mean     5 year
Small Cap            39.81     -12.25      15.06
Large Cap             20.4      -2.35      10.57
Corp. Bonds          22.41      -2.22       7.35
Gov...t Bonds        21.62      -2.14       6.87
U.S. T-Bills         11.12       2.72       6.48
                      high        low       mean    10 year
Small Cap            30.38        3.2      14.49
Large Cap            17.59       1.24       9.99
Corp. Bonds          16.27       1.68       7.26
Gov...t Bonds        15.56        1.3       6.72
U.S. T-Bills          9.17       3.52       6.77
                      high        low       mean    15 year
Small Cap            23.33       5.87      15.06
Large Cap            16.61       4.31       9.56
Corp. Bonds          11.57       3.11       6.88
Gov...t Bonds        11.68       2.46       6.37
U.S. T-Bills          8.32       4.22       6.81
                      high        low       mean    20 year
Small Cap            18.82      11.47      15.01
Large Cap            12.76       6.76       9.51
Corp. Bonds          10.16       3.05       6.86
Gov...t Bonds         10.1       2.59       6.35
U.S. T-Bills          7.72       4.72       6.81
                      high        low       mean    30 year
Small Cap             15.1      13.47      14.33
Large Cap            10.87      10.15       10.4
Corp. Bonds           7.69        6.8        7.2
Gov...t Bonds         7.37       6.18       6.71
U.S. T-Bills          6.64       6.16       6.46

Source: Ibbotson & Associates.
* Past performance is no guarantee of future results.

    The above chart illustrates the volatility in the rate of return for stocks, represented by Small Cap Stocks, Large Cap Stocks (S&P 500), Corporate Bonds, Gov't Bonds, and U.S. T-Bills for progressively longer holding periods. This volatility is reduced as the holding period is increased from one year to just five years. For holding periods of 10 years or longer, volatility of return is reduced even more. These longer holding periods have produced returns that are quite consistent, and are very attractive when compared with the returns from U.S. Treasury bills and high-grade, long-term corporate bonds.
    The strategy of reducing the year-to-year volatility in the rate of return for stocks by lengthening the holding period can work to the advantage of a person who buys a cash value life insurance policy like Variable Adjustable Life, and utilizes stock sub-accounts. That's because the holding period for such a policy typically can be extremely long--at least 10 years, and possibly 20, 30 or more years.

F.35701 Rev. 5-95

                                     PART II

                                OTHER INFORMATION

                           INDEMNIFICATION UNDERTAKING

The State of Minnesota has an indemnification statute (Minnesota Statutes 300.083), as amended, effective January 1, 1984, which requires indemnification of individuals only under the circumstances described by the statute. Expenses incurred in the defense of any action, including attorneys' fees, may be advanced to the individual after written request by the board of directors upon receiving an undertaking from the individual to repay any amount advanced unless it is ultimately determined that he or she is entitled to be indemnified by the corporation as authorized by the statute and after a determination that the facts then known to those making the determination would not preclude indemnification.

Indemnification is required for persons made a part to a proceeding by reason of their official capacity so long as they acted in good faith, received no improper personal benefit and have not been indemnified by another organization. In the case of a criminal proceeding, they must also have had no reasonable cause to believe the conduct was unlawful. In respect to other acts arising out of official capacity: (1) where the person is acting directly for the corporation there must be a reasonable belief by the person that his or her conduct was in the best interests of the corporation or, (2) where the person is serving another organization or plan at the request of the corporation, the person must have reasonably believed that his or her conduct was not opposed to the best interests of the corporation. In the case of persons not directors, officers or policy-making employees, determination of eligibility for indemnification may be made by a board-appointed committee of which a director is a member. For other employees, directors and officers, the determination of eligibility is made by the Board or a committee of the Board, special legal counsel, the shareholder of the corporation or pursuant to a judicial proceeding.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of The Minnesota Mutual Life Insurance Company and Minnesota Mutual Variable Life Account pursuant to the foregoing provisions, or otherwise, The Minnesota Mutual Life Insurance Company and Minnesota Mutual Variable Life Account have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by The Minnesota Mutual Life Insurance Company and Minnesota Mutual Variable Life Account of expenses incurred or paid by a director, officer or controlling person of The Minnesota Mutual Life Insurance Company and Minnesota Mutual Variable Life Account in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, The Minnesota Mutual Life Insurance Company and Minnesota Mutual Variable Life Account will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

    The Facing Sheet.
    Cross Reference Sheet.
    Part I
        The prospectus consisting of 55 pages.
    Part II
        Undertakings - Indemnification.
The Signatures.
    Written consents of the following persons:
        Donald F. Gruber, Esq.
        KPMG Peat Marwick LLP - to be supplied by amendment
        Jaymes G. Hubbell, F.S.A.
        Jones & Blouch L.L.P.
    The following Exhibits:

A.  Exhibits described in Item IX(A) of Form N-8B-2.

     (1) The indenture or agreement under the terms of which the trust was organized or issued securities.

               Resolution of the Board of Trustees of The Minnesota Mutual Life Insurance Company dated October 21, 1985.

     (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to immediately above.

               None.

     (3)  Distributing Policies:

          (a) Agreements between the trust and principal underwriter or between the depositor and principal underwriter.

                    Distribution Agreement.

          (b) Specimen of typical agreements between principal underwriter and dealers, managers, sales supervisors and salesmen.

                    Agent and General Agent Sales Agreements.

          (c)  Schedules of sales commissions referred to in Item 38(c).

                    Combined with the Exhibit listed under A.(3)(b) above.

     (4) Any agreement between the depositor, principal underwriter and the custodian or trustee other than indentures or agreements set forth above as paragraphs (1), (2) and (3) with respect to the trust or its securities.

               None.

     (5)  The form of each type of security.

          (a)  Variable Adjustable Life Insurance Policy; form 95-690.

          (b)  Waiver of Premium Agreement; form 95-917.

          (c)  Estate Preservation Agreement; form 95-943.

          (d)  Single Life Term Insurance Agreement; form 95-944.

          (e)  Short Term Agreement; form F. E324.1 3-65.

     (6) The certificate of incorporation or other instrument of organization and bylaws of the depositor.

          (a) Charter of the Depositor; previously filed on August 25, 1995, as this Exhibit 6(a) to Form N-4, file Number 33-62147, is hereby incorporated by reference.

          (b) Bylaws of the Depositor, previously filed on August 25, 1995, as this Exhibit 6(b) to Form N-4, File Number 33-62147, is hereby incorporated by reference.

     (7) Any insurance policy under a contract between the trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

               None.

     (8) Any agreement between the trust or the depositor concerning the trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.

               None.

     (9) All other material contracts not entered into in the ordinary course of business of the trust or of the depositor concerning the trust.

               None.

     (10) Form of application for a periodic payment plan certificate.

          (a)  New Issue Application - Part 1; form F. 3198 Rev. 3-91.

          (b)  Supplement to Application - Part 1; form F. 43186V 7-95.

          (c)  Application - Part 3 - Authorization New Issue; form F. 42663 3-
               91.

          (d)  Policy Change Application - Part 1; form F. 44096 2-92.

          (e)  Policy Change Application - Part 3; form F. 44098 2-92.

B. A Specimen or Copy of Each Security Being Registered.

        See Exhibits Listed under A.(5).

C. An opinion of counsel as to the legality of the securities being registered.

          Opinion and Consent of Donald F. Gruber, Esq.

D.   Consent of KPMG Peat Marwick LLP.

          To be supplied by amendment.

E.   Opinion and Consent of Mr. Jaymes G. Hubbell, F.S.A.

F.   Consent of Jones & Blouch L.L.P.

G.   Adjustment Computation Required by Rule 6e-2(b)(13)(v)(B).

          Combined with the Exhibit listed under H. below.

H. Memorandum on Administrative Procedures with Respect to Issuance, Transfer and Redemption, Required by Rule 6e-2(b)(12)(ii).

I. Notice of Withdrawal Right and Statement of Charges Required by Rule 6e-2(b)(13)(viii)(c).

     (1)  Notice of Withdrawal Right and Request for Cancellation of Policy.

     (2) Notice of Withdrawal Right and Request for Cancellation of Policy Adjustment.

J. The Minnesota Mutual Life Insurance Company - Power of Attorney to Sign Registration Statements.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Minnesota Mutual Variable Life Account, has duly caused this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of Saint Paul, and State of Minnesota, on the 17th day of November, 1995.


                         MINNESOTA MUTUAL VARIABLE LIFE ACCOUNT
                                       (Registrant)

                         By: THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY
                                        (Depositor)



                         By /s/ Robert L. Senkler
                         --------------------------------------------------
                                    Robert L. Senkler
                             Chairman of the Board, President
                                and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, the Depositor, The Minnesota Mutual Life Insurance Company, has duly caused this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of Saint Paul, and State of Minnesota, on the 17th day of November, 1995.


                         THE MINNESOTA MUTUAL LIFE INSURANCE COMPANY



                         By /s/ Robert L. Senkler
                         --------------------------------------------------
                                     Robert L. Senkler
                             Chairman of the Board, President
                                and Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their capacities with the Depositor and on the date indicated.


      Signature                    Title                  Date
      ---------                    -----                  ----

Robert L. Senkler*             Chairman of the)
-------------------------
Robert L. Senkler             Board, President)
                                     and Chief)
                             Executive Officer)
                                              )
Anthony L. Andersen*                   Trustee)
-------------------------
Anthony L. Andersen                           )


      Signature               Title                          Date
      ---------               -----                          ----

John F. Grundhofer*          Trustee)
-------------------------
John F. Grundhofer                  )
                                    )
Harold V. Haverty*           Trustee)
-------------------------
Harold V. Haverty                   )
                                    )
Lloyd P. Johnson*            Trustee)    /s/ Dennis E. Prohofsky
-------------------------                -----------------------------
Lloyd P. Johnson                    )       Dennis E. Prohofsky
                                    )        Attorney-in-Fact
David S. Kidwell, Ph.D.*     Trustee)
-------------------------
David S. Kidwell, Ph.D.             )    Dated:  November 17, 1995
                                    )
Reatha C. King, Ph.D.*       Trustee)
-------------------------
Reatha C. King, Ph.D.               )
                                    )
Thomas E. Rohricht*          Trustee)
-------------------------
Thomas E. Rohricht                  )
                                    )
                             Trustee)
-------------------------
Terry N. Saario, Ph.D.              )
                                    )
                             Trustee)
-------------------------
Michael E. Shannon                  )
                                    )
Frederick T. Weyerhaeuser*   Trustee)
-------------------------
Frederick T. Weyerhaeuser           )


_____________


























*Registrant's Officer and Trustee executing power of attorney dated February 13, 1995, a copy of which is filed herewith.

                                  EXHIBIT INDEX

Exhibit Number  Description of Exhibit
--------------  ----------------------

   A.(1) Resolution of the Board of Trustees of The Minnesota Mutual Life Insurance Company dated October 21, 1985.

   A.(3)(a)     Distribution Agreement.

   A.(3)(b)     Agent and General Agent Sales Agreements.

   A.(5)(a)     Variable Adjustable Life Insurance Policy; form 95-690.

   A.(5)(b)     Waiver of Premium Agreement; form 95-917.

   A.(5)(c)     Estate Preservation Agreement; form 95-943.

   A.(5)(d)     Single Life Term Insurance Agreement; form 95-944.

   A.(5)(e)     Short Term Agreement; form F. E324.1 3-65.

   A.(10)(a)    New Issue Application - Part 1; form F. 3198 Rev. 3-91.

   A.(10)(b)    Supplement to Application - Part 1; form F. 43186V 7-95.

   A.(10)(c)    Application - Part 3 - Authorization New Issue; form F. 42663 3-
                91.

   A.(10)(d)    Policy Change Application - Part 1; form F. 44096 2-92.

   A.(10)(e)    Policy Change Application - Part 3; form F. 44098 2-92.

   C.           Opinion and Consent of Donald F. Gruber, Esq.

   E.           Opinion and Consent of Mr. Jaymes G. Hubbell, F.S.A.

   F.           Consent of Jones & Blouch L.L.P.

   H. Memorandum on Administrative Procedures with Respect to Issuance, Transfer and Redemption, Required by Rule 6e-2(b)(12)(ii).

   I.(1)        Notice of Withdrawal Right and Request for Cancellation of
                Policy.

   I.(2) Notice of Withdrawal Right and Request for Cancellation of Policy Adjustment.

   J. The Minnesota Mutual Life Insurance Company - Power of Attorney to Sign Registration Statements.